Exhibit 99.1

RICHMONT MINES INC.

Notice of Annual and Special General Meeting of Shareholders

and

Management Information Circular

April 5, 2012

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the securities issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of the Shareholders of Richmont Mines Inc. (the “Corporation”) will be held in the Founders & Browne Room, at the University Club of Montreal, located at 2047 Mansfield Street, in Montreal, Quebec, on Thursday, May 10, 2012 at 9:00 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Corporation for the financial year ended December 31, 2011 and the auditors' report thereon;

2°	electing the directors of the Corporation;

3°	appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4°	to consider and, if deemed advisable, to pass a resolution (the “By-Law Resolution”) approving and ratifying the Corporation’s By-laws which will replace in its entirety the existing By-laws, all as more particularly described in the accompanying Management Information Circular of the Corporation;

5°	to consider and, if deemed advisable, to pass a resolution (the “Omnibus Resolution”) approving the Omnibus Long-Term Incentive Plan, all as more particularly described in the accompanying Management Information Circular of the Corporation and;

6°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on April 16, 2012 will receive a Notice of the Annual and Special General Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors
/s/Sidney M. Horn
Montreal, Quebec	Sidney M. Horn
April 5, 2012	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual and Special General Meeting, shareholders who are unable to attend the meeting are requested to COMPLETE, DATE and SIGN the enclosed proxy form and to RETURN it to Computershare Investor Services Inc. in the enclosed envelope provided for that purpose before 5:00 p.m. (EST) on May 8, 2012. Please refer to the enclosed Management Information Circular for additional details.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the "Corporation") for use at the Corporation’s Annual and Special General Meeting of Shareholders (the "Meeting"), scheduled to be held on May 10, 2012 at 9:00 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice"), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 30, 2012. All amounts stated herein are in Canadian Dollars.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Corporation may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Corporation reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Corporation will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

2.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Corporation. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Corporation) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

3.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, proxies will be voted IN FAVOUR of the matters identified as items 2, 3, 4 and 5 of the attached notice of Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

4.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Corporation have set the close of business on April 16, 2012, as the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Corporation as of that date will have the right to vote at the Meeting.

Under the Corporation’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Corporation and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration and the approval of the By-Law Resolution and the Omnibus Resolution, will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 30, 2012, 33,465,563 common shares of the Corporation were issued and outstanding, each giving the right to one vote at the Meeting.

As of March 30, 2012, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Corporation and Executive Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or controlling over more than 10% of the outstanding common shares of the Corporation. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,016,363 common shares and 105,000 common share options, representing approximately 14.99% of the outstanding common shares of the Corporation, excluding the common shares underlying the other outstanding options.

5.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Corporation is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Corporation.

Information on the Nominees for Election as Director

The following table presents information regarding each member of the Board of Directors of the Corporation.

On February 27, 2012, Mr. Martin Rivard gave his resignation as President and Chief Executive Officer (effective after a notice of 6 months on August 31, 2012) and as a Director (effective immediately). On February 28, 2012, Mr. Jean-Pierre Ouellet resigned from his position as a Director. Mr. Arcand has advised the Board that they will not be seeking to renew his mandate as a Director. Mr. Vézina will not stand for reelection as a Director.

Name and office held with	Residence	Principal	Director	Number of	Number of
the Corporation		occupation	Since	shares over	options over
				which beneficial	which beneficial
				ownership or	ownership or
				control is	control is
				exercised,	exercised,
				directly or	directly or
				indirectly, as at	indirectly, as at
				March 30,	March 30, 2012
				2012(1)
H. Greg Chamandy(2) Director and Executive Chairman of the Board	Westmount, QC Canada	Businessman	May 14, 2009	5,016,363(3)	105,000
Robert Buchan(2) Director and Vice- Chairman of the Board	Toronto, ON Canada	Executive Chairman, Allied Nevada	January 9, 2012	__(4)	__
Réjean Houle(5)(6) Director	La Salle, QC Canada	Ambassador, Canadien Hockey Club Inc.(7)	January 27, 1989	76,500	65,000
Elaine Ellingham(2)(5)(8)(9) Director and Chairman of the Environmental, Health and Safety Committee	Toronto, ON Canada	Geologist, President, Ellingham Consulting Ltd.	February 4, 2010	__	130,000
Michael Pesner(10) Director and Chairman of the Audit Committee	Montreal, QC Canada	Chartered Accountant, President, Hermitage Canada Finance Inc.	November 1st, 2010	__	126,000
Sam Minzberg(6) Director and Chairman of the Human Resources and Compensation Committee	Westmount, QC Canada	Partner, Davies Ward Phillips & Vineberg LLP	February 4, 2010	__	130,000
Sidney Horn(8) Corporate Secretary and Director	Outremont, QC Canada	Partner, Stikeman Elliott LLP	March 26, 2012	__	130,000
Eberhard Scherkus(11) Director	Oakville, ON Canada	Geological Engineer, Retired	April 10, 2012	__	__

Notes:

1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
2)	Member of the Merger and Acquisition Committee.
3)

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

4)

A private placement of CAN$10 million has been completed between Richmont and Mr. Buchan (including two members of his immediate family) in the form of convertible unsecured subordinated debentures of Richmont. Those debentures, which expire in 5 years, will bear a 7.6% annual interest rate and will be convertible into Richmont common shares at a conversion price of CAN$12.17 per common share.

5)	Member of the Environmental, Health and Safety Committee.
6)	Member of the Human Resources and Compensation Committee.
7)	National Hockey League team.
8)	Member of the Governance and Ethics Committee.
9)	Lead Director
10)	Member of the Audit Committee.
11)

In connection with the appointment of Mr. Eberhard Scherkus as a Director on April 10, 2012, the Board of Directors granted Mr. Scherkus 100,000 options at an exercise price of $6.98. The vesting schedule in respect of these options is twenty percent (20%) immediately, and then twenty percent (20%) over each of the next four (4) years. Additionally, on April 10, 2012, the Board of Directors, subject to the approval of the Omnibus Long-Term Incentive Plan by shareholders, granted (i) 20,700 options to Mrs. Scherkus at an exercise price of $6.98 whereby one-third (1/3) of the 20,700 options will vest after each twelve (12) month period subsequent to April 10, 2012, and (ii) 50,000 options at an exercise price of $21.50 provided such exercise price is achieved by January 9th, 2015. The 70,700 options granted by the Board of Directors pursuant to the Omnibus Long-Term Incentive Plan cannot be exercised until such time that Richmont has obtained shareholder approval for the adoption of the Omnibus Long-Term Incentive Plan. The 70,700 options will be cancelled if shareholders do not approve the adoption of the Omnibus Long-Term Incentive Plan.

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Corporation, unless instructions have been given to abstain from voting with respect to the election of directors.

6.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a Corporation (including the Corporation in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the Corporation access to any exemption under securities legislation, issued:

(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

(b)

is, on the date of the Circular, or has been, within the last ten years prior to this date, a director or an executive officer of a Corporation (including the Corporation in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner resigned from the Board of Directors of Prestige Telecom Inc., on May 25, 2011, which company in November 2011 filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Mr. Robert Buchan was a director of Kinross Gold Corp when on April 1st, 2005, the Ontario Securities Commission issued a cease trade order against directors, officers and insiders of Kinross to not trade in the shares of Kinross for 15 days because Kinross had failed to file its annual financial statements. On April 14, 2005, the Ontario Securities Commission extended the order to include all trading by directors, officers and insiders cease until two full business days following the receipt by the Commission of all filings that Kinross was required to make order the Ontario Securities Law, or further order of the Commission. On February 22, 2006, the Commission revoked the order.

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

7.	COMPENSATION OF DIRECTORS AND OFFICERS

The compensation package for directors and senior management of the Corporation has been designed to offer these individuals a competitive total compensation level, that is in accordance with market conditions and that will help the Corporation recruit and retain the best candidates. It has also been designed to align the Corporation’s corporate strategy, values and director interests with those of the shareholders.

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2011

During the financial year ended December 31, 2011 the four Named Executive Officers of the Corporation (as hereinafter defined) were paid an aggregate remuneration of $3,222,787.

The following information sets forth the remuneration paid for the financial year ended December 31, 2011 by the Corporation and its subsidiaries to the Corporation’s President and Chief Executive Officer, Financial Director and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. As of December 31, 2011, the Corporation did not offer a long term incentive plan.

Summary Compensation Table of the Named Executive Officers

					Non-equity
Name and principal	Fiscal				incentive plan		Pension	All other	Total
position	year	Salary	Share-based awards	Option-based awards	compensation		value	compensation	compensation
		($)	($)	($)(1)	($)		($)	($)(2)	($)
					Annual	Long
					incentive	term
					plans	incentive
					(Bonus)	plans
Martin Rivard(3)	2011	309,120		149,450	115,170			576,445	1,150,185
President and Chief	2010	296,948	n/a	122,647	120,000	n/a	n/a	33,628	573,223
Executive Officer	2009	219,231		126,450	60,000			8,769	414,450
Nicole Veilleux	2011	159,053		20,923	50,450			157,452	387,878
Financial Director	2010	134,820	n/a	40,048	30,000	n/a	n/a	8,963	213,831
	2009	129,231		42,150	12,500			5,169	189,050
Christian Pichette(4)	2011	264,192		71,736	100,000			758,648	1,194,576
Executive Vice	2010	254,698	n/a	82,599	55,000	n/a	n/a	61,188	453,485
President	2009	244,615		84,300	50,000			9,785	388,700
Paul Einarson(5)	2011	79,678		271,400	18,750			120,320	490,148
Vice President of	2010	-	n/a	-	-	n/a	n/a	-	-
Corporate Development	2009	-		-	-			-	-

Notes:

1)	The Corporation granted a total of 40,500 options to Martin Rivard, Nicole Veilleux and Christian Pichette on December 9, 2011 and a total of 50,000 options to Paul Einarson on September 27, 2011.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with International Financial Reporting Standards for 2011 and 2010 and in accordance with Generally accepted accounting principles for 2009, according to the following assumptions:

	2011	2010	2009
Risk-free rate:	1.6%	1.8%	2.3%
Expected option life:	4.6 years	4.6 years	4 years
Volatility:	61%	61%	56%
Expected dividends yield:	0%	0%	0%

2)	The heading “All Other Compensation” includes:

a)

the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” below.

b)

as some members of management mentioned above exercised options on several occasions in 2011, the heading “all other compensation” similarly includes the amount of taxable benefit associated with the exercising of options. More specifically:

Mr. Martin Rivard exercised 25,000 options on February 25, 2011 at an exercise price of $4.36, 20,000 options on August 15, 2011 at an exercise price of $2.83, 30,000 options on August 30, 2011 at an exercise price of $2.83 and 25,000 options on November 10, 2011 at an exercise price of $2.88, which resulted in a total taxable benefit of $556,400;

Ms. Nicole Veilleux exercised 3,000 options on March 1, 2011 at an exercise price of $4.04, 4,000 options on April 12, 2011 at an exercise price of $4.04, 5,000 options on July 4, 2011 at an exercise price of $4.04, 7,000 options on September 30, 2011 at an exercise price of $2.74, and 8,000 options on December 20, 2011 at an exercise price of $2.74 which resulted in a total taxable benefit of $151,090.

Mr. Christian Pichette exercised 50,000 options on April 6, 2011 at an exercise price of $2.83, on May 17, 2011, 15,000 options at an exercise price of $2.83, 30,000 options at an exercise price of $1.80, 20,000 options at an exercise price of $3.55, 6,600 options at an exercise price of $5.09 and on December 22, 2011, 5,000 options at an exercise price of $2.83, 10,000 options at an exercise price of $1.80, 10,000 options at an exercise price of $3.55 and 6,600 options at an exercise price of $5.09,which resulted in a total taxable benefit of $748,080;
c)	any amount that was paid as termination benefits for Paul Einarson. Please see the section entitled “Other Remuneration”.

3)

The President and Chief Executive Officer did not receive remuneration in his capacity as a director of the Corporation in 2011. On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012. As of March 30, 2012, Mr. Martin Rivard beneficially owned or controlled, directly or indirectly, 35,000 common shares of the Corporation and 199,000 common share options of the Corporation.

4)	Mr. Christian Pichette, Vice President, Operations, was appointed Executive Vice President on February 28, 2012.

5)	On December 2, 2011, Mr. Paul Einarson ceased to be an employee of the Corporation.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2011

The Human Resources and Compensation Committee endeavours to ensure that the Corporation’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Corporation.

The Human Resources and Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the Named Executive Officers of the Corporation:

  base salary;

  annual cash premium (bonus); and

  share options.

External Remuneration Consultant

During the fiscal year ended December 31, 2011, the Board of Directors did not hire an independent consulting firm to determine the remuneration of Named Executive Officers for the 2011 period. Taking into consideration that the mining industry is rapidly growing and experienced employees are in strong demand, the Board reviewed the remuneration packages of employees of mining companies that are comparable to the Corporation, in similar positions as Richmont’s Named Executive Officers. Based on their findings, they provided recommendations to the Human Resources and Compensation Committee regarding total remuneration for Named Executive Officers, which included details about base salary, bonus and share option levels. The Human Resources and Compensation Committee made certain recommendations to the Board of Directors which, in turn, reviewed and analyzed the performance of the Named Executive Officers in question, and subsequently determined their total remuneration, the details of which are outlined below.

Base salary

The base salaries of Named Executive Officers are reviewed every year by taking into consideration the responsibilities specific to the position, the experience and performance of each of the Named Executive Officers as well as the overall financial performance of the Corporation.

Share-based Awards

The Corporation does not grant any form of share-based awards to its officers.

Annual cash premium (bonus)

The payment of an annual cash bonus represents a short term incentive to the Named Executive Officers of the Corporation and aims to encourage the realization of performance objectives by each officer. For the fiscal year ended December 31, 2011, the Human Resources and Compensation Committee awarded annual cash premiums to the Named Executive Officers set out in the “Summary Compensation Table of the Named Executive Officers”.

In determining annual bonus targets, the members of the Human Resources and Compensation Committee focused on the performance and productivity level of each individual Director, with the objective of granting annual bonus levels that would align the total compensation package of each individual director with those of comparable mining companies. The President and Chief Executive Officer’s bonus level was linked to objectives that had been pre-determined by the Board of Directors, and as 70% of these objectives were attained, the bonus level was established at $115,170, which represented 37% of the President and Chief Executive Officer’s base salary.

The Financial Director received a bonus of $50,450 for the year 2011, reflecting her contribution to the application of International Financial Reporting Standards (IFRS) in accordance with regulatory requirements, development of her Human Resources skills and the motivation of her team, improvement in her understanding of operational needs, management of the divisional accountants vis-à-vis increasing their operational understanding of the figures that they provide, usage of a user-friendly communal database, and the improvement in her written and spoken English.

The Vice President, Operations was paid a bonus of $100,000 in 2011, based on the achievement of production objectives, his involvement in the maintaining of the environmental performance and the health and safety of the mining sites and his creation of a system to improve the interaction between the divisions and the administrative office.

Mr. Paul Einarson, Vice President of Corporate Development, was paid a bonus of $18,750.

Share Option Plan based Compensation

The Corporation has in place a Share Option Plan pursuant to which share options can be awarded to Named Executive Officers by the Board of Directors, following a recommendation by the Human Resources and Compensation Committee or at its discretion. The terms of the Share Option Plan are described hereunder under the heading “Share Option-Plan Based Compensation”. The share option awards aim to attract and retain executive officers by providing them with the opportunity to participate in the Corporation’s success. Generally speaking, the share option awards to Named Executive Officers are recommended by the Human Resources and Compensation Committee at the time of hiring and every year thereafter during the salary revision process. However, the Board of Directors may grant share options at any given time when deemed appropriate. The Corporation considers share options as an important part of the compensation package offered to executive officers.

The Board of Directors has approved the Omnibus Long-Term Incentive Plan of the Corporation, a copy of which is attached as Appendix B to this Circular (the “Omnibus Long-Term Incentive Plan”), subject to approval by the shareholders of the Corporation at the Meeting. The Omnibus Long-Term Incentive Plan is intended to furnish an incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation to continue their services for the Corporation and to encourage such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success. If the Omnibus Long-Term Incentive Plan is approved, options will no longer be granted under the current Share Option Plan of the Corporation and all future grants of awards will be made under the Omnibus Long-Term Incentive Plan. Please see the section entitled “Omnibus Long-Term Incentive Plan”.

For the fiscal year 2011, the number of options granted to each of the senior management was calculated using the Black & Scholes model on the date that the options were granted, in order to ensure that total compensation levels were similar to those earned by members of management occupying comparable roles at mining companies of a similar size to the Corporation.

Please note that all options granted under the Share Option Plan expire five years after they were granted by the Board of Directors, other than in the event of the termination of employment of an employee of the Corporation whose employment agreement provides for the modification of the expiry term. To determine the exercise price, the Board of Directors uses the average closing price of the common shares of the Corporation sold as part of the last board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges. However, the exercise price for these options cannot be inferior to that of the market price of the common shares, as determined by the closing asked price of a share on the TSX the trading day immediately preceding the grant date.

Other remuneration

For the fiscal year 2011, the Financial Director also received an amount equivalent to 4% of her base salary, which was deposited into a retirement savings plan.

Similarly, the President and Chief Executive Officer, the Vice President of Operations and the Vice President of Corporate Development, received the equivalent of 4% of their base salaries in cash, a sum that the individuals may use at their discretion.

Options Grants to Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2011

				Market Value of
		Total Options		Securities
		Granted in		Underlying
Name and Principal	Securities Under	Financial		Options on the
Position	Options Granted	Year(1)	Exercise Price	Date of Grant(2)	Expiration Date
	(#)	(%)	($/Security)	($/Security)
Martin Rivard(3) President & Chief Executive Officer	25,000	8.88	12.03	12.03	Dec. 8, 2016
Nicole Veilleux, Financial Director	3,500	1.24	12.03	12.03	Dec. 8, 2016
Christian Pichette(4) ExecutiveVice President	12,000	4.26	12.03	12.03	Dec. 8, 2016
Paul Einarson(5) Vice President of Corporate Development	50,000	17.76	10.87	10.87	June 1, 2012

Notes:

1)	In 2011, a total of 281,600 options were awarded.
2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day immediately prior to the date of grant.
3)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012.
4)	Mr. Christian Pichette, Vice President, Operations, was appointed Executive Vice President on February 28, 2012.
5)	On December 2, 2011, Mr. Paul Einarson ceased to be an employee of the Corporation. At such date, 25,000 options were cancelled and the remaining options are exercisable until June 1st, 2012.

Outstanding Option-Based Awards to Named Executive Officers as at December 31, 2011

Option Awards
	Number of Securities
Name and Principal	Underlying	Option Exercise	Option Expiration	Value of Unexercised in-
Position	Unexercised Options	Price(1)	Date	the-Money Options(2)
	(#)	($/Security)		($)
Martin Rivard(3)	25,000	2.88	August 7, 2012	201,500
President and Chief	50,000	3.15	Dec. 13, 2012	389,500
Executive Officer	50,000	1.80	Dec. 11, 2013	457,000
	75,000	3.55	Dec. 10, 2014	554,250
	49,000	5.09	Dec 8, 2015	286,650
	25,000	12.03	Dec 8, 2016	-
Nicole Veilleux	25,000	2.83	July 10, 2013	202,750
Financial Director	25,000	1.80	Dec. 11, 2013	228,500
	25,000	3.55	Dec. 10, 2014	184,750
	16,000	5.09	Dec. 8, 2015	93,600
	3,500	12.03	Dec. 8, 2016	-
Christian Pichette(4)	5,000	2.83	July 10, 2013	40,550
Executive Vice	10,000	1.80	Dec. 11, 2013	91,400
President	20,000	3.55	Dec. 10, 2014	147,800
	19,800	5.09	Dec. 8, 2015	115,830
	12,000	12.03	Dec. 8, 2016	-
Paul Einarson(5)	25,000	10.87	June 1, 2012	1,750
Vice President of
Corporate
Development

Notes:

1)	The exercise price of the options corresponds to the closing price of the Corporation’s shares on the TSX the day immediately prior to the day the shares were granted.
2)	The value is based on the December 31, 2011 closing price of the Corporation’s shares on the TSX, which was $10.94.
3)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012.
4)	Mr. Christian Pichette, Vice President, Operations, was appointed Executive Vice President on February 28, 2012.
5)	On December 2, 2011, Mr. Paul Einarson ceased to be an employee of the Corporation. At such date, 25,000 options were cancelled and the remaining options are exercisable until June 1st, 2012.

Share Option Plan Based Compensation

Description of the Share Option Plan

Other than the Omnibus Long-Term Incentive Plan, the Corporation has only one equity-based compensation plan, a share option plan, for the benefit of the Corporation’s and its affiliates officers, directors, employees and service providers (the “Share Option Plan”). On May 14, 2009, the shareholders of the Corporation approved an amendment to the Share Option Plan that increased the number of common shares in respect of which options may be granted under the Share Option Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

As of March 30, 2012, options for the acquisition of a total of 1,686,000 common shares under the Share Option Plan were outstanding and priced between $1.80 and $12.03 per share, representing approximately 5.0% of the common shares issued and outstanding on that date.

Between the Share Option Plan’s implementation in 1995 and December 31, 2011, 3,102,600 options have been exercised. The Share Option Plan is an important element of the compensation package offered to the Corporation’s executive officers, directors and employees in order to attract and retain these individuals and to align their interests with those of the Corporation.

The Board of Directors has approved the Omnibus Long-Term Incentive Plan, subject to approval by the shareholders of the Corporation at the Meeting. If the Omnibus Long-Term Incentive Plan is approved, options will no longer be granted under the current Share Option Plan of the Corporation and all future grants of awards will be made under the Omnibus Long-Term Incentive Plan. Please see the section entitled “Omnibus Long-Term Incentive Plan”.

As at December 31, 2011, options to acquire a total of 1,636,600 common shares had been granted under the Share Option Plan, representing 4.9% of the common shares issued and outstanding on this date, which left a balance of 505,800 available options to be issued by the Board of Directors pursuant to the Share Option Plan, as indicated in the table below.

Information on the Share Option Plan as at December 31, 2011

	Number of shares to be	Weighted-average	Number of shares
	issued upon exercise of	exercise price of	available for future
	outstanding options	outstanding options	grants under the plan
Share Option Plan	1,636,600	$4.66	505,800
(approved by the holders)

During the year 2011, 29 option holders exercised a total of 899,400 options.

The number of shares issued to an insider and to persons related to an insider, during any one year period, under all equity-based compensation arrangements of the Corporation, cannot be greater than 5% of the shares issued and outstanding. In addition, the number of shares that may be issued to insiders, at any time, under all equity-based compensation arrangements of the Corporation, cannot be greater than 10% of the shares issued and outstanding. Moreover, the number of common shares issued to insiders during any one year period, under all equity-based compensation arrangements of the Corporation, cannot be greater than 10% of the common shares issued and outstanding. Finally, common shares under option that have expired or have been cancelled before they were exercised may be subject to a new option under the Share Option Plan. The number of common shares reserved for issuance to an option holder cannot be greater than 5% of the common shares issued and outstanding.

Options cannot be assigned or transferred. However, the personal representative of the option holder may, as long as he respects the terms of the Share Option Plan, exercise the options during the exercise period. Furthermore, the Corporation does not offer financial aid to the option holder at the exercise of the options.

The Share Option Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of the common shares on the TSX on the trading day immediately preceding the date of grant.

The options granted under the Share Option Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. In addition, the options can no longer be exercised and expire on a date set by the Board of Directors, which date can be no later than 10 years from the date of grant. If the expiry date falls during a blackout period (during any period when the Corporation’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the death, termination without cause, resignation or early retirement of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause, resignation or early retirement, or within six months in the case of the death of an option holder. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

When certain corporate events occur, such as a merger, winding-up, dissolution or acquisition of the Corporation, the Board of Directors may accelerate the vesting of the options so that all options may be exercised during a period of 30 days after the option holders have been so advised, and after this 30 day period all unexercised options will expire.

The Board may, at any time and from time to time, amend, suspend or terminate the Share Option Plan, in whole or in part, or amend any term of any issued and outstanding option (including, without limitation, the price at which shares may be purchased under the Share Option Plan, and the vesting and the expiry date of an outstanding option) provided that no such amendment, suspension or termination may be made without:

o	obtaining approval of the shareholders of the Corporation, unless such approvals are not required pursuant to the Share Option Plan or applicable regulatory authority or stock exchange requirements;

o	obtaining any required approval of any applicable regulatory authority or stock exchange; and

o

in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned option holder in the event that the amendment materially prejudices the option holder’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

o	changing the eligibility for, and limitations on, participation in the Share Option Plan;

o

modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the grant date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

o

changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Share Option Plan;

o

making any addition to, deletion from or alteration to the provisions of the Share Option Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

o	changing the provisions relating to the administration of the Share Option Plan;

unless any amendment made to the Share Option Plan would reduce the exercise price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders, in which case approval of the shareholders of the Corporation must be obtained. In addition, if an amendment would reduce the exercise price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Share Option Plan or provided on the relevant option certificate, approval of the shareholders of the Corporation, other than the relevant insiders, must be obtained.

The table below describes the share options exercised during the financial year ended December 31, 2011 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

Aggregated Option Exercises by Named Executive Officers during the Financial Year Ended on December 31, 2011 and Financial Year-End Option Values

Value of Unexercised in-
			Unexercised Options at	the-Money Options at
			Year-End	Year-End(2)
	Shares	Aggregate	(#)	($)
Name and principal	Acquired on	Value	Exercisable/	Exercisable/
position	Exercise	Realized(1)	Unexercisable	Unexercisable
	(#)	($)
Martin Rivard(3) President and Chief Executive Officer	100,000	556,400	184,600 / 89,400	1,403,810 / 485,090
Nicole Veilleux Financial Director	27,000	151,090	62,100 / 32,400	493,290 / 216,310
Christian Pichette(4) Executive Vice President	153,200	748,080	2,400 / 64,400	Nil/395,580
Paul Einarson(5) Vice President of Corporate Development	Nil	Nil	25,000/ Nil	1,750/ Nil

Notes:

1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the low price of the common shares of the Corporation on the TSX on the day that the Named Executive Officer exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2011, which was $10,94.
3)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012.
4)	Mr. Christian Pichette, Vice President, Operations, was appointed Executive Vice President on February 28, 2012.
5)	On December 2, 2011, Mr. Paul Einarson ceased to be an employee of the Corporation. At such date, 25,000 options were cancelled and the remaining options are exercisable until June 1st, 2012.

Incentive Plan Awards to Named Executive Officers – Value Earned During the Financial Year Ended on December 31, 2011

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
Name and principal	Value on Vesting During	Value on Vesting During	Compensation –Value
position	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
Martin Rivard(2) President and Chief Executive Officer	422,500	n/a	n/a
Nicole Veilleux Financial Director	142,857	n/a	n/a
Christian Pichette(3) Executive Vice President	253,644	n/a	n/a
Paul Einarson(4) Vice President of Corporate Development	18,750	n/a	n/a

Notes:

1)

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the options became exercisable, minus the amount to be paid by the Named Executive Officer for exercising his or her options.

2)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012.
3)	Mr. Christian Pichette, Vice President, Operations, was appointed Executive Vice President on February 28, 2012.
4)	On December 2, 2011, Mr. Paul Einarson ceased to be an employee of the Corporation. At such date, 25,000 options were cancelled and the remaining options are exercisable until June 1st, 2012.

Others

Insurance

The Corporation carries directors’ and officers’ liability insurance for a maximum amount of $15,000,000, for which the Corporation pays an annual premium of $130,875.

Indebtedness

No director or nominee to the Board of Directors or executive officer or employee of the Corporation is currently indebted to the Corporation or was indebted to the Corporation or one of its subsidiaries during the year ended December 31, 2011.

Termination and Change of Control Benefits

Employment Contracts

The Corporation has entered into employment contracts with the Named Executive Officers: Martin Rivard, as President and Chief Executive Officer, Christian Pichette, as Executive Vice President, and Nicole Veilleux, as Financial Director.

The contracts provide that, in the event of termination initiated by the Corporation without serious cause, namely an act of fraud, theft, criminal negligence or other criminal offence or statutory violation, causing material harm to the Corporation, or initiated by a Named Executive Officer with cause (no cause is necessary in the case of the President and Chief Executive Officer), or if the contract is not renewed, the Executive Vice President will be entitled to receive an amount equal to one year of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances) and the continuation of other benefits over this same period, while the Financial Director for her part will be entitled to one month of compensation by year of service, notwithstanding such year of service is completed or not. In the case of the President and Chief Executive Officer, if the termination occurs at the expiry of the renewal period, he instead will be entitled to an amount equal to two years of total compensation. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, all the share options held by each of the Named Executive Officers will become vested on the termination date. Also, the share options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date (in the case of the President and Chief Executive Officer, three years).

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Corporation and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $1,203,273 for the President and Chief Executive Officer, $430,395 for the Executive Vice President s and $271,832 of the Financial Director. These amounts include the options annual average value attributed during the last two years.

Change of Control Agreements

The Corporation has also entered into an agreement with Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

In the event that, during a three-year period after the date of a “change of control”, the employment contract of a Named Executive Officer were to be terminated by his resignation for valid cause or by the severing by the Corporation of the employment relationship binding him to the Corporation for cause other than serious cause or his permanent incapacity, then the Corporation shall pay him, in addition to the payment of any amount owed to him as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice (in the case of the President and Chief Executive Officer, three times) his total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the share options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Corporation, is $1,804,909 for the President and Chief Executive Officer, $860,790 for the Executive Vice President and $465,998 of the Financial Director. These amounts include the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts.

On February 27, 2012, Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation, effective August 31, 2012. In connection with such resignation, Mr. Rivard is entitled to a severance payment equal to the amount of $1,804,909. Pursuant to the terms and conditions of Mr. Rivard’s employment contract, 50% of such severance amount has already been paid by the Corporation to Mr. Rivard, and the remaining 50% was placed in escrow and is only to be released on the earlier of i) the first regular pay period following Mr. Rivard’s last day of effective work, or (ii) the first regular pay period after August 27, 2012.

For the Executive Chairman of the Board (the “Executive”):

a) In case of a change of control

In the event that the Executive’s appointment as Chairman of the Board is terminated by the Corporation (including, without limitation, if the Executive does not stand for election or is not elected a director of the Corporation) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within 12 months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) a severance payment equal to 1 time the Executive’s annual base salary.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Corporation, is $352,500 for the Executive Chairman of the Board.

b) In case of a termination other of a change of control

In the event of the termination of the Executive’s appointment as Executive Chairman other of a change of control, either by the Corporation or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a termination (other of a change of control) occurred on the last business day of the last financial year of the Corporation, is $117,500 for the Executive Chairman of the Board.

In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

Director Compensation (other than the Executive Chairman of the Board) for the financial year ended on December 31, 2011

During a meeting held in December 2011, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2011.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $20,000 in annual compensation for the 2011 year, that an additional sum of $12,000 would be paid to each Chair of a sub-committee of the Board of Directors, and that meeting attendance fees would no longer be given to Board members. For the fiscal year ended December 31, 2011, a base compensation of $20,000 was paid to members of the Board, with the exception of H. Greg Chamandy who, as acting Chairman of the Board from December 15, 2009 until now, was paid a sum of $235,000.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2011

On December 8, 2010, the Board of Directors authorized the annual compensation at $235,000 in 2011. In addition, the Executive Chairman would be eligible to receive an annual bonus equivalent up to 40% of his base compensation, based on the successful achievement of predefined objectives for 2011. As approximately 80% of these objectives were realized, the Executive Chairman of the Board was awarded an additional sum of $78,333 in 2011.

On an aggregate basis, the Corporation’s nine Board members therefore received total compensation of $1,168,523 during the 2011 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2011”.

Director Compensation Table for the financial year ended on December 31, 2011

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal		based	based	Compensation	Pension	All other
Name	Year	Fees Earned	Awards	Awards(1)	(bonus)	Value	Compensation	Total
		($)	($)	($)	($)		($)	($)
H. Greg Chamandy	2011	235,000		--	78,333			313,333
Executive Chairman of	2010	235,000	n/a	56,250	94,000	n/a	n/a	385,250
the Board	2009	24,667		140,400	--			165,067
Denis Arcand	2011	20,000		--			266,900(2)	286,900
Vice-Chairman of the	2010	20,000	n/a	56,250	n/a	n/a	--	76,250
Board	2009	60,913		--			--	60,913
Réjean Houle	2011	20,000		--			154,500(3)	174,500
Director	2010	20,000	n/a	56,250	n/a	n/a	--	76,250
	2009	29,426		--			--	29,426
Raynald Vézina	2011	20,000		--			225,790(4)	245,790
Director	2010	20,000	n/a	56,250	n/a	n/a	39,770(4)	116,020
	2009	27,702		--			6,800(4)	34,502

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal		based	based	Compensation	Pension	All other
Name	Year	Fees Earned	Awards	Awards(1)	(bonus)	Value	Compensation	Total
		($)	($)	($)	($)		($)	($)
Sam Minzberg	2011	32,000		--				32,000
Director	2010	32,000	n/a	156,900	n/a	n/a	n/a	188,900
	2009	--		--				--
Elaine Ellingham	2011	32,000		--				32,000
Director	2010	20,000	n/a	156,900	n/a	n/a	n/a	176,900
	2009	--		--				--
Jean-Pierre Ouellet(5)	2011	32,000		--				32,000
Director	2010	32,000	n/a	156,900	n/a	n/a	n/a	188,900
	2009	--		--				--
Michael Pesner(6)	2011	32,000		--				32,000
Director	2010	5,333	n/a	181,298	n/a	n/a	n/a	186,631
	2009	--		--				--
A. Michel Lavigne(7)	2011	--		--				--
Director	2010	25,202	n/a	156,900	n/a	n/a	9,100 (8)	191,202
	2009	--		--				--

Notes:

1)

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with International Financial Reporting Standards for 2011 and 2010 and in accordance with Generally Accepted Accounting Principles for 2009, according to the following assumptions:

	2011	2010	2009
Risk free-rate :	1.6%	1.8%	2.3%
Expected Option life :	4.6 years	4.6 years	4 years
Volatility :	61%	61%	56%
Expected dividends yield :	0%	0%	0%

2)	This amount represents the taxable benefit that resulted from the exercise of options. More precisely:
On September 15, 2011, Mr. Arcand exercised 25,000 options at a price of $2.74 and 10,000 options at a price of $4.19, which generated a taxable benefit of $266,900.
3)	This amount represents the taxable benefit that resulted from the exercise of options. More precisely:
On April 7, 2011, Mr. Houle exercised 12,500 options at a price of $2.74 and on September 15, 2011, 12,500 options at an exercise price of $2.74, which generated a taxable benefit of $154,500.
4)	This amount represents the taxable benefit that resulted from the exercise of options. More precisely:
On March 4, 2009, Mr. Vézina exercised 5,000 options at a price of $1.80, which generated a taxable benefit of $6,800;

On September 13, 2010, Mr. Vézina exercised 9,000 options at a price of $2.95, and 5,000 options at a price of $1.80, which generated a total taxable benefit of $39,770; On March 10, 2011, Mr. Vézina exercised 5,000 options at a price of $1.80 and 21,000 options at a price of $2.95, and on September 7, 2011, 20,000 options at a price of $2.95, which generated a total taxable benefit of $225,790.

5)	Mr. Ouellet resigned from his position as Director of the Corporation on February 28, 2012.
6)	Mr. Pesner commenced his position on November 1, 2010. The amount presented for 2010 represents the amounts earned between November 1, 2010 and December 31, 2010.
7)

Please note that Mr. A. Michel Lavigne resigned from his position as director and Chairman of the Audit Committee on October 4, 2010, and that the amount presented represents the amount earned between February 4, 2010 and October 4, 2010.

8)

This amount represents the taxable benefit attributed to Mr. Lavigne, who exercised 10,000 options on November 25, 2010 at a price of $4.19, which generated a taxable benefit of $9,100. This was in accordance with the Company’s option plan, as it occurred within 60 days of his resignation.

Outstanding Option-based Awards to Directors as at December 31, 2011

Options-based Awards(1)
	Number of Securities			Value of Unexercised
	Underlying	Option Exercise	Option Expiration	in-the-Money
Name	Unexercised Options	Price(2)	Date	Options(3)
	(#)	($/Security)		($)
H. Greg Chamandy	75,000	4.12	May 13, 2014	511,500
Director and Executive	30,000	4.19	Feb. 3, 2015	202,500
Chairman of the Board
Denis Arcand	25,000	1.80	Dec. 11, 2013	228,500
Director and Vice-	20,000	4.19	Feb. 3, 2015	135,000
Chairman of the Board
Réjean Houle	25,000	1.80	Dec. 11, 2013	228,500
Director	30,000	4.19	Feb. 3, 2015	202,500
Raynald Vézina	10,000	1.80	Dec. 11, 2013	91,400
Director	30,000	4.19	Feb. 3, 2015	202,500
Sam Minzberg	50,000	4.19	Feb. 3, 2015	337,500
Director	30,000	4.19	Feb. 3, 2015	202,500
Elaine Ellingham	50,000	4.19	Feb. 3, 2015	337,500
Director	30,000	4.19	Feb. 3, 2015	202,500
Jean-Pierre Ouellet(4)	50,000	4.19	Feb. 3, 2015	337,500
Director	30,000	4.19	Feb. 3, 2015	202,500
Michael Pesner	50,000	5.31	Nov. 8, 2015	281,500
Director	26,000	5.31	Nov. 8, 2015	146,380

Notes:

1)	No options were awarded to Directors of the Corporation during the fiscal year ended December 31, 2011.
2)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the share grant date.
3)	Value based on the closing price of the Corporation’s common shares on the TSX on December 31, 2011 which was $10.94.
4)	Mr. Ouellet resigned from his position as a Director of the Corporation on February 28, 2012.

Aggregated Option Exercises by Directors during the Financial Year Ended on December 31, 2011 and Financial Year-End Option Values

Name	Shares Acquired	Aggregate Value	Unexercised	Value of Unexercised
	on Exercise (#)	Realized(1)	Options at Year-	in-the-Money Options
		($)	End (#)	at Year-End(2) ($)
			Exercisable/	Exercisable/
			Unexercisable	Unexercisable
H. Greg Chamandy, Director and Executive Chairman of the Board	n/a	n/a	55,000 / 50,000	374,400 / 339,600
Denis Arcand, Director and Vice- Chairman of the Board	35,000	266,900	20,000 / 25,000	182,800 / 180,700
Réjean Houle Director	25,000	154,500	30,000 / 25,000	250,300 / 180,700
Raynald Vézina Director	46,000	225,790	15,000 / 25,000	113,200 / 180,700
Sam Minzberg Director	n/a	n/a	30,000 / 50,000	202,500 / 337,500
Elaine Ellingham Director	n/a	n/a	30,000 / 50,000	202,500 / 337,500
Jean-Pierre Ouellet(3) Director	n/a	n/a	30,000 / 50,000	202,500 / 337,500
Michael Pesner Director	n/a	n/a	28,667 / 47,333	161,395 / 266,485

Notes:

1)

The aggregate realized value is equal to the product of the number indicated in the “Shares Acquired on Exercise” column and the difference between the value of the low price of the Corporation’s shares on the TSX the day that the director exercised his or her options, and the option price.

2)	The value is based on the closing price of the Corporation’s common shares on the TSX on December 31, 2011, which was $10.94.
3)	Mr. Ouellet resigned from his position as a Director of the Corporation on February 28, 2012.

Incentive Plan Awards to Directors – Value Earned during the Financial Year Ended on December 31, 2011

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
	Value on Vesting During	Value on Vesting During	Compensation – Value
Name	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
H. Greg Chamandy, Director and Executive Chairman of the Board	55,450	n/a	n/a
Denis Arcand, Director and Vice-Chairman of the Board	65,350	n/a	n/a
Réjean Houle, Director	65,350	n/a	n/a
Raynald Vézina, Director	146,550	n/a	n/a
Sam Minzberg Director	8,000	n/a	n/a
Elaine Ellingham Director	8,000	n/a	n/a
Jean-Pierre Ouellet(2) Director	8,000	n/a	n/a
Michael Pesner Director	131,227	n/a	n/a

Note:

1)

The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

2)	Mr. Ouellet resigned from his position as a Director of the Corporation on February 28, 2012.

Composition of the Human Resources and Compensation Committee

In fiscal year 2011, the Human Resources and Compensation Committee of the Corporation was composed of Mr. Sam Minzberg, Mr. Jean-Pierre Ouellet and Mr. Réjean Houle. Mr. Ouellet served on the Human Resources and Compensation Committee until his resignation as a Director on February 28, 2012. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Compensation Risk

The Human Resources and Compensation Committee considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its oversight and stewardship of the affairs of the Corporation.

Short-Selling Policy

The Corporation currently has a policy in place whereby the Named Executive Officers and the Directors of the Corporation are prohibited from short-selling any security of the Corporation or any security of an affiliate of the Corporation.

8.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Corporation’s common shares on December 31, 2006 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P/TSX Global Gold Index over the five-year period ended December 31, 2011 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Corporation, made on December 31, 2006, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P/TSX GLOBAL GOLD INDEX

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2007	2008	2009	2010	2011
Richmont Mines Inc.	$100.00	$112.14	$74.28	$139.99	$182.49	$390.69
S&P/TSX Composite Index	$100.00	$107.16	$69.62	$90.99	$104.14	$92.61
S&P/TSX Global Gold Index	$100.00	$95.28	$96.01	$102.65	$129.28	$110.77

Considering the numerous changes that have taken place with regards to Named Executive Officers since 2006, namely the hiring of new candidates and the departure of certain employees, followed by their successors, it is impossible to establish an adequate comparative analysis of the compensation of the Named Executive Officers with the Corporation’s performance.

9.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) have been the Corporation’s auditors since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Corporation’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Corporation, and FOR authorizing the audit committee of the Board of Directors to fix their remuneration.

10.	NEW BY-LAWS

The Corporation wishes to update its General By-laws enacted by the Board of Directors on February 25, 1981, which have been amended since and are now known as the “By-laws”. To align the By-laws with the terminology and principles set out in the new Business Corporations Act as well as governance best practices, the Board of Directors elected to adopt the new By-laws on April 5, 2012. Appendix “A” to this Circular includes the new provisions of the By-laws which have replaced those of the former General By-laws.

Matters affecting shareholders and the calling and holding of their meetings

  An annual meeting of shareholders must be held not later than 15 months after the last preceding annual meeting;

  An annual or special shareholders meeting may be held at the Corporation head office or at any other location that the Directors may determine from time to time;

  In accordance with the Business Corporations Act, a notice of any special shareholders meeting indicates the date, time and place of the meeting and the business to be transacted and contains the text of any special resolution to be submitted to the meeting;

  In accordance with the Business Corporations Act, a notice of any annual or special shareholders meeting must be given to shareholders entitled to vote at the meeting and to each director not less than 21 days and not more than 60 days before the date of the meeting;

  The required quorum to hold a shareholders meeting (subject to the provisions of the articles) has been increased to 25% of the issued and outstanding shares carrying the right to vote at the meeting and held by at least two shareholders present in person or represented by proxyholders at the beginning of the meeting;

  In accordance with the Business Corporations Act, if a shareholders meeting is adjourned for an aggregate of 30 days or more, notice must be given as for an original meeting;

The business of the Board of Directors and the powers of directors

  The minimum and maximum number of directors are those indicated in the articles of the Corporation as amended from time to time;

  The By-laws allow the directors to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting following their appointment;

  In accordance with the Business Corporations Act, the powers of the Board of Directors have been restated to provide for the exercise by the Board of Directors of all the powers necessary to manage, or supervise the management of, the business and affairs of the Corporation. Except to the extent provided by the Business Corporations Act, such powers may be exercised without shareholder approval and may be delegated to a director, an officer or one or more committees of the Board of Directors;

  Without limiting the foregoing, the By-laws confirm that the Board of Directors may, among other things, borrow money, issue, reissue, sell or hypothecate the Corporation’s debt obligations, have the Corporation enter into a suretyship to secure performance of an obligation of any person and hypothecate all or any of its property, owned or subsequently acquired, to secure any obligation;

  A director who is not present at a meeting at which a resolution is adopted is deemed to have consented to the resolution unless the director records his or her dissent in accordance with the Business Corporations Act within 7 days after becoming aware of the resolution; and

  The By-laws confirm that a majority of the directors in office constitutes a quorum at any meeting of the Board of Directors.

Provisions regarding conflicts of interest

The By-laws are now consistent with the Business Corporations Act in that they state the general principle contained in the legislative provisions dealing with conflicts of interest of directors and referring to the Business Corporations Act for their implementation, including the manner in which a director must disclose his interest in a contract or a transaction to which the Corporation is party.

Harmonization of provisions regarding the indemnification of directors and officers:

Provisions allowing the Corporation to indemnify directors and officers of the Corporation (or a group in which the Corporation was a shareholder or creditor) have also been amended to be in line with the criteria set out in the Business Corporations Act.

Other amendments

  The Corporation keeps the records required by the Business Corporations Act and the Board of Directors may appoint or remove transfer agents or other agents responsible for keeping such records;

  Shares are certificated unless the Board of Directors, by resolution, determines that shares of any class or series or certain shares of a given class or series will be uncertificated. The Board of Directors may also, by resolution, determine that a certificated share will become an uncertificated share as soon as the paper certificate is surrendered to the Corporation, directly or by the intermediary of a transfer agent; and

  The Board of Directors may, from time to time, subject to the laws governing the Corporation, including the Act respecting the transfer of securities and the establishment of security entitlements (R.S.Q. c. T-11.002), regulate, from time to time or generally, the transfer of the securities of the Corporation; the transfer of uncertificated shares, if any, is subject to the conditions prescribed by law.

In accordance with the Business Corporations Act, the new By-Laws are submitted to the shareholders for approval and ratification. At the meeting, the shareholders will be asked to consider and, if deemed advisable, to adopt the following resolution pertaining to the By-laws, in order to approve and ratify the new By-laws:

“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:

1. THAT the Corporation’s By-laws, as described in the Management Proxy Circular dated April 5, 2011, approved by the directors of the Corporation on April 5, 2012, be and they are hereby approved and ratified;
and

2. THAT any one director or officer be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents, and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution.”

The Board of Directors and management believe that the new By-Laws of the Corporation are in the best interests of the Corporation and, accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the By-law Resolution, which requires an affirmative vote of not less than a simple majority of the votes cast in person or by proxy at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the By-law Resolution.

11.	OMNIBUS LONG TERM INCENTIVE PLAN

Introduction

The Board of Directors has approved the Omnibus Long-Term Incentive Plan of the Corporation, a copy of which is attached as Appendix "B" to this Circular, subject to approval by the shareholders of the Corporation at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to approve at the Meeting the adoption by the Corporation of the Omnibus Long-Term Incentive Plan and adopt a resolution of the Corporation approving the Omnibus Long-Term Incentive Plan (the "Omnibus Resolution"). To be effective, the Omnibus Long-Term Incentive Plan must be approved by a majority of the votes cast by the shareholders voting in person or by proxy at the Meeting.

The Omnibus Long-Term Incentive Plan has been drafted to comply with the policies of the TSX as they exist at the date of this Circular and remains subject to any requirements the NYSE Amex may have for the Omnibus Long-Term Incentive Plan to be in compliance with the NYSE standards. The following information is intended as a summary of the Omnibus Long-Term Incentive Plan, and is qualified in its entirety by the more detailed provisions of the Omnibus Long-Term Incentive Plan in the form attached as Appendix "B" to this Circular.

The Omnibus Long-Term Incentive Plan is intended to furnish an incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation ("Eligible Participants", and when such Eligible Participants are granted Awards (as defined below), the "Participants") to continue their services for the Corporation and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

The Omnibus Long-Term Incentive Plan will permit the granting of options ("Options"), restricted share units ("RSUs"), share appreciation rights ("SARs") and retention awards ("Retention Awards" and together with the Options, the RSUs and the SARs, the "Awards") to Eligible Participants of the Corporation. The Omnibus Long-Term Incentive Plan will be administered by the Board of Directors or by a committee appointed by a resolution of the Board of Directors (the "Incentive Plan Committee").

General Terms Applicable to Awards

If approved, the total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the existing Share Option Plan of the Corporation, which, as at the date hereof, is equal to 1,686,000 common shares, representing approximately five percent (5%) of the total issued and outstanding common shares of the Corporation (on a non-diluted basis) as at the date hereof (“Existing Options”)) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time, assuming there is no adjustment in accordance with the Omnibus Long-Term Incentive Plan. If the Omnibus Long-Term Incentive Plan is approved, options will no longer be granted under the current Share Option Plan of the Corporation and all future grants of Awards will be made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

The Omnibus Long-Term Incentive Plan provides that the aggregate number of common shares of the Corporation (a) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within any one-year period and (b) issuable to insiders and associates of such insider at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement, shall not in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus Long-Term Incentive Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased Participant. The Board of Directors or the Incentive Plan Committee, as the case may be, may in their sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Long-Term Incentive Plan.

The Board of Directors will not provide financial assistance to Participants to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the Participants.

Specific Terms Related to the Options

The Board of Directors or the Incentive Plan Committee will (i) set the term of the Options granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of Options as it deems appropriate at the time of the grant of such Options. Should the expiration date for an Option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on insider trading which is in effect at that time (a "Black-Out Period") or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the Option shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any Options granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors or the Incentive Plan Committee at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the Option is granted. Pursuant to the Omnibus Long-Term Incentive Plan, the exercise price may also be such other price as is permitted under the rules of the TSX.

With the consent of the Board or the Incentive Plan Committee, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under the Omnibus Long-Term Incentive Plan, elect to exercise such Option, in whole or in part and, in lieu of receiving the common shares to which the exercised Option relate, receive the number of common shares, disregarding fractions, which, when multiplied by the market value of the common shares to which the exercised Option relate, have a value equal to the product of the number of common shares to which the exercised Option relate multiplied by the difference between the market value of such common shares and the price of such Option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Specific Terms Related to the RSUs

The Board of Directors or the Incentive Plan Committee, as the case may be, will fix the period during which RSUs may vest, a period which period shall not exceed three (3) years after the calendar year in which the RSU is granted (the "Restriction Period"). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors or the Incentive Plan Committee, as the case may be, and to be provided to the Participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which shall not end after the Restriction Period (the "Performance Period").

The Participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors or the Incentive Plan Committee, as the case may be, determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the "RSU Vesting Determination Date"), payment for each awarded RSU in the form of the common shares of the Corporation, cash, or a combination of the common shares and cash, at the discretion of the Board of Directors or the Incentive Plan Committee, as the case may be. For the purposes of such payment, the market value of the common shares of the Corporation shall be the weighted average trading volume price of the common shares on the TSX for the five trading day period ending on the last trading day before the day on which the payment is made.

Specific Terms Related to the SARs

The Board of Directors or the Incentive Plan Committee will (i) set the term of the SARs granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any SAR granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors or the Incentive Plan Committee at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the SAR is granted.

The exercise of a SAR with respect to any number of common shares of the Corporation shall entitle the Participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the market value of the common shares on the effective date of such exercise over the exercise price per SAR.

Specific Terms Related to the Retention Awards

The Board of Directors or the Incentive Plan Committee will (i) set the term of the Retention Awards granted under the Omnibus Long-Term Incentive Plan and (ii) fix the vesting terms of Retention Awards (including performance criteria, if any) as it deems appropriate at the time of the grant of such Retention Awards.

Each Retention Award awarded to a Participant shall entitle the Participant to receive, on the vesting date of the Retention Award, such number of common shares of the Corporation which, when multiplied by the market value of the common shares on the vesting date of the Retention Award, to which the Retention Awards relate, have a value equal to the amount determined by the Board of Directors or the Incentive Plan Committee at the time of the grant (the "Retention Payment"), less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A Participant may, in lieu of receiving the common shares to which the Retention Awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Cessation in Case of Grant of Options, SARs and Retention Awards

Unless the Board of Directors or the Incentive Plan Committee decides otherwise, Options, SARs or Retention Awards granted under the Omnibus Long-Term Incentive Plan will expire at the earlier of the expiration of the original term of the Options, SARs or Retention Awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the Participant that its employment has been terminated for cause; (ii) twelve (12) months after the Participant's death; (iii) three (3) years after the Participant's employment has been terminated for reasons other than for "cause" or by reason of injury or disability, after retirement of a Participant (provided that the Participant does not carry on any activities or business in the mining services business prior to the end of the term of his/her Options, SARs or Retention Awards) or after a Participant becoming eligible to receive long-term disability benefits; or (iv) sixty (60) days following the Participant's termination of employment for any other reason.

Cessation in Case of RSU Grant

Unless the Board of Directors or the Incentive Plan Committee decides otherwise, upon a Participant's (i) death; (ii) termination of employment for reason of injury or disability; (iii) eligibility to receive long-term disability benefits; (iv) retirement (provided that the Participant does not carry on any activities or business in the mining services business prior to the RSU Vesting Determination Date); (v) leave of absence for a period of more than six (6) months authorized by the Corporation; (vi) termination of employment for reasons other than for "cause" (excluding resignation); the Participant's participation in Omnibus Long-Term Incentive Plan in respect of RSUs shall be immediately terminated, provided however, that all unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date.

On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors or the Incentive Plan Committee, the Board of Directors or the Incentive Plan Committee will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the Participant is entitled, if any, in accordance with the following formula:

D multiplied by	E
F

where:

(i)	D is equal to the number of RSUs outstanding in the Participant's account,

(ii)

E is equal to the number of completed months during the applicable Performance Period, as of the date of the Participant's death, termination, eligibility date to receive long-term disability benefits, election for a leave of absence or retirement (subject to the condition mentioned above), and

(iii)	F is equal to the total number of months included in the applicable Performance Period.

Upon a Participant's employment being terminated for cause or the Participant's resignation, the Participant's participation in the Omnibus Long-Term Incentive Plan shall be immediately terminated and all RSUs credited to such Participant's account that have not vested shall be forfeited and cancelled.

Amendment

The Board of Directors has the discretion to make amendments to the Omnibus Long-Term Incentive Plan which it may deem necessary, without the consent of the Participants, provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus Long-Term Incentive Plan;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)

be subject to the shareholders' approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

(i)	amendments of a "housekeeping" nature;

(ii)	a change to the vesting provisions of any Award;

(iii)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Long-Term Incentive Plan reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(v)	a change to the Eligible Participants under the Omnibus Long-Term Incentive Plan, including a change which would have the potential of broadening or increasing participation by insiders; and

(vi)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

(a)

any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus Long-Term Incentive Plan, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus Long-Term Incentive Plan;

(b)

any amendment which reduces the exercise price of any Award after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

(c)	any amendment which extends the expiry date of any Award or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)	any amendment which would permit a change to the Eligible Participants, including a change which would have the potential of broadening or increasing participation by insiders;

(e)

any amendment which would permit any Award granted under the Omnibus Long-Term Incentive Plan to be transferable or assignable by any Participant other than by will or by the laws of succession of the domicile of a deceased Participant;

(f)

any amendment which increases the maximum number of common shares of the Corporation (i) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to insiders and associates of such insiders at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement;

(g)	any amendment to the amendment provisions of the Omnibus Long-Term Incentive Plan; and

(h)	provided that common share of the Corporation held directly or indirectly by insiders benefiting from such amendments shall be excluded when obtaining such shareholder approval.

Impact of a Change of Control

Subject to the provisions contained in any employment agreement between a holder of Awards and the Corporation, if (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Corporation is involved in, or becomes subject to, a reorganization, an amalgamation, an arrangement, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the common shares of the Corporation or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the Participants as the Board of Directors, in its discretion, considers appropriate in the circumstances, including, without limitation, changing the performance criteria and/or the vesting conditions for the Awards and/or the date on which any Award expires or the Restricted Period, the Performance Period, the performance criteria and/or the vesting conditions for the Awards.

Shareholder Approval

Shareholders will be asked to consider, and if deemed advisable, to approve at the Meeting the adoption by the Corporation of the Omnibus Long-Term Incentive Plan and to adopt the Omnibus Resolution. If the Omnibus Long-Term Incentive Plan is approved at the Meeting, the options granted to Mr. Eberhard Scherkus on April 10, 2012 under the Omnibus Long-Term Incentive Plan, as described in this Circular will also be ratified and approved. To be effective, the Omnibus Long-Term Incentive Plan must be approved by a majority of the votes cast by the shareholders voting in person or by proxy at the Meeting.

BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS:

1.

THAT the Omnibus Long-Term Incentive Plan in the form attached as Appendix "B" to the Circular be and is hereby approved, and that the 70,700 options awarded to Mr. Eberhard Scherkus on April 10, 2012 under the Omnibus Long-Term Incentive Plan, as described in this Circular, be, and they are hereby, ratified;

2.

THAT the form of the Omnibus Long-Term Incentive Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders;

3.

THAT a maximum number of common shares (including the common shares issuable upon exercise of the options granted under the existing Share Option Plan of the Corporation) representing a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non- diluted basis), be reserved and available for grant and issuable pursuant to the Omnibus Long- Term Incentive Plan and the current Share Option Plan;

4.

THAT the Corporation have the ability to continue granting Awards under the Omnibus Long- Term Incentive Plan until May 10, 2015, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

5.

THAT any one of the directors or officers of the Corporation is hereby authorized to take all such actions and execute and deliver all such documents as are necessary or desirable for the implementation of this resolution.

The Board of Directors and management believe that the new Omnibus Long-Term Incentive Plan of the Corporation is in the best interests of the Corporation and, accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the Omnibus Resolution, which requires an affirmative vote of not less than a simple majority of the votes cast in person or by proxy at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the Omnibus Resolution.

12.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of eight directors, the majority of which are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A Director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Corporation or any of its affiliates. According to the Regulation 52-110 respecting audit committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are Robert Buchan, Vice-Chairman of the Board, Réjean Houle, Elaine Ellingham, Sam Minzberg, Eberhard Scherkus and Michael Pesner. Sidney Horn is a partner of Stikeman Elliott LLP, a law firm that provides legal services to the Corporation. The Board has reviewed this relationship and has determined that Mr. Horn is non-independent. H. Greg Chamandy is not considered to be independent as he performs certain management tasks, and is eligible to receive annual compensation in the form of a bonus, the latter of which is directly linked with the Corporation’s performance.

Following a recommendation by the Corporate Governance Committee on November 1st, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Corporation’s management and non-independent members being present. Therefore, between January 1, 2011 and March 30, 2012, a total of 14 regular Board of Director meetings took place, during which the independent members successfully met without management and non-independent members being present.

As the Executive Chairman of the Board of Directors is not considered to be independent, the Board of Directors named Elaine Ellingham as the Lead Director on November 1, 2010. In this role, she is responsible for ensuring that the Board remains independent of management, for studying the comments and requests made by the independent directors, and for presiding over the meetings held by the independent directors without management and non-independent directors being present, and subsequently for outlining their deliberations to the Board of Directors.

The following table shows the meeting attendance of each director between January 1st, 2011 and March 30, 2012.

Director	Board of	Audit	Human	Governance	Environmental,	Merger and
	Directors	Committee	Resources and	and Ethics	Health and	Acquisition
	Meetings	Meetings	Compensation	Committee	Safety	Committee(1)
			Committee	Meetings	Committee	Meetings
			Meetings		Meetings
H. Greg Chamandy	17 of 17	n/a	n/a	n/a	n/a	2 of 2
Martin Rivard(2)	16 of 16	n/a	n/a	n/a	3 of 3	2 of 2
Denis Arcand(3)	15 of 17	7 of 8	n/a	n/a	n/a	n/a
Réjean Houle	17 of 17	n/a	3 of 3	n/a	3 of 3	n/a
Raynald Vézina(4)	16 of 17	7 of 8	n/a	4 of 4	n/a	n/a
Elaine Ellingham	16 of 17	n/a	n/a	4 of 4	3 of 3	2 of 2
Sam Minzberg	15 of 17	n/a	3 of 3	n/a	n/a	n/a
Jean-Pierre Ouellet(5)	12 of 17	n/a	2 of 2	4 of 4	n/a	n/a
Michael Pesner	17 of 17	8 of 8	n/a	n/a	n/a	n/a
Robert Buchan(6)	2 of 4	n/a	n/a	n/a	n/a	n/a

Notes:

1)	The Merger and Acquisition Committee was established by the Board of Directors on January 9, 2012.
2)

On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012. The table above indicates the number of meetings attended between January 1, 2011 and February 27, 2012.

3)	Mr. Denis Arcand will not be seeking to renew his mandate as a Director.
4)	Mr. Raynald Vézina will not stand for reelection as a Director.
5)	Mr. Ouellet resigned from his position as a Director of the Corporation on February 28, 2012. The table above indicates the number of meetings attended between January 1, 2011 and February 28, 2012.
6)	Robert Buchan was nominated as Director and Vice-Chairman of the Board on January 9, 2012. The table above indicates the number of meetings attended since January 9, 2012.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
Elaine Ellingham	Hudson River Minerals Limited
H. Greg Chamandy	Chelsea Acquisition Corp. and Liquid Nutrition Group
Sam Minzberg	HSBC Bank Canada and Reitmans (Canada) Limited
Robert Buchan	Allied Nevada Gold Corp., Angus Mining (Namibia) Inc., Elgin Mining Inc., Foxpoint Capital Corp., High River Gold Mines Ltd., PhoenixCoal Inc., Quest Capital Corp., Rainy Mountain Royalty Corp. and Samco Gold Ltd.
Michael Pesner	Quest Rare Minerals Ltd., Mint Technology Corp., Bitumen Capital Inc. and Unite Capital Corp.
Sidney Horn	Astral Media Inc. and Genworth MI Canada Inc.

Note:

1)	Mr. Pesner ceased to be a Director of Prestige Telecom Inc. on May 25, 2011.
2)	Mr. Pesner ceased to be a Director of Sand Technology Inc. on December 15, 2011.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Corporation, and each director must act in the best interests of the Corporation and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Corporation, the Board is also responsible for:

(i)	ensuring, whenever possible, that the President and Chief Executive Officer and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Corporation’s management to define the Corporation’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Corporation’s activities and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Corporation, amending it as needed, and enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Corporation and controlling its application;

(vii)	ensuring that the Corporation’s internal control systems are in place and effective; and

(viii)	developing the Corporation’s vision in matters of governance, particularly by means of governance guidelines adopted by the Corporation.

The Board may discharge its responsibilities directly or indirectly through one of its committees, subject to applicable law.

Position Description

The Board of Directors established a written description of the roles of Executive Chairman of the Board of Directors and President and Chief Executive Officer. In addition, each committee has a charter that outlines both the duties of the committee and those of its chairman.

In general, the chairman of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chairman of each sub-committee must preside over every meeting of his or her sub-committee, must ensure that the sub-committee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

Orientation and Continuing Education

The Corporation does not offer a formal orientation and education program for new directors. Each new director meets with the Executive Chairman of the Board and the President and Chief Executive Officer of the Corporation to familiarize himself or herself with the Corporation’s activities. New directors also have the opportunity to familiarize themselves with the Corporation by speaking to other directors, by reading documents provided by the officers (policies, Code of Ethics, reports, etc) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Corporation’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Corporation calculates its Reserves and Resources. Such a presentation took place in 2010 for the directors. Equally, when appropriate and judged necessary and useful by the Corporation, a director may take a course or enroll in training sessions pertinent to their role, and the Corporation will reimburse any reasonable costs associated with this training.

When considered necessary or advisable, the Executive Chairman of the Board and the President and Chief Executive Officer will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

Ethical Business Conduct

The Board has a Code of Ethics for individuals responsible for financial information, including the President and Chief Executive Officer, the Financial Director, the Vice President, Operations and any other person performing functions that are connected to the objective of the Code of Ethics. The Code of Ethics, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all associated employees every year. A copy of such code may be obtained by making a request to the Assistant Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating confidentially with the chairman of the Audit Committee by email, mail or telephone. A memo was sent to all employees of the Corporation explaining this procedure. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter.

Nomination of Directors

The Board does not have a nominating committee to identify new candidates for Board nomination, however the Governance and Ethics Committee exercises all of the functions of a Nominating Committee. Comprised of a majority of independent directors, the Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When necessary, the Board looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Governance and Ethics Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors. The Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favours giving key personnel competitive compensation in order to keep them with the Corporation.

Each member of the Human Resources and Compensation Committee has been in a senior leadership position in various organization, and in those capacities obtained direct experience relevant to executive compensation, and have the skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Governance and Ethics Committee

The Board has a Governance and Ethics Committee, which meets at least once a year and is composed of a majority of independent directors. In fiscal year 2011, the Governance and Ethics Committee was composed of Raynald Vézina, Elaine Ellingham and Jean-Pierre Ouellet. Mr. Ouellet served on the Governance and Ethics Committee until his resignation as a Director on February 28, 2012. Mr. Sidney Horn joined the Governance and Ethics Committee on March 26, 2012. The Governance and Ethics Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has another committee, the Audit Committee. The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2011, a copy of which is available on the SEDAR Web Site at www.sedar.com.

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. In fiscal year 2011, the Environmental, Health and Safety Committee was composed of Martin Rivard, Réjean Houle and Elaine Ellingham. Mr. Rivard served on the Environmental, Health and Safety Committee until his resignation as a Director on February 27, 2012. The Committee is responsible for evaluating whether the Corporation’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Corporation’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the committee.

Merger and Acquisition Committee

On January 9, 2012, the Board created the Merger and Acquisition Committee. The Merger and Acquisition Committee was composed of H. Greg Chamandy, Robert Buchan, Elaine Ellingham and Martin Rivard. Mr. Rivard served on the Merger and Acquisition Committee until his resignation as a Director on February 27, 2012. The Committee is responsible to co-ordinate with management in the identification, evaluation and review of possible accretive acquisition transactions and related financing structures and opportunities and to bring forward its recommendations to the Board regarding any such proposed transaction and other growth alternatives available to the Corporation.

Assessment

The Executive Chairman of the Board is responsible for assessing the effectiveness of the Board as a whole, and of the directors individually, and for making recommendations when appropriate. If deficiencies are discovered, the Executive Chairman of the Board must mention them to the other directors and corrections must be introduced and made. A more formal evaluation procedure may be installed if the Board of Directors deems it appropriate. Each Board committee is responsible for assessing its own performance.

13.	OTHER BUSINESS

Management of the Corporation is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

14.	ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Corporation is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2011. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A, the Annual Information Form may do so without charge by contacting the Corporation as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514 397-1410
By fax:	514 397-8620
By mail:	Investor Relations
c/o Jennifer Aitken
Richmont Mines Inc.
1501 McGill College Avenue, Suite 2930
Montreal, Quebec H3A 3M8

15.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Corporation have been approved by the Board of Directors.

Dated this 5th day of April, 2012.

/s/ Sidney M. Horn
Sidney M. Horn
Secretary

APPENDIX A

RICHMONT MINES INC.

BY-LAW NO. 2012-1

ARTICLE 1
INTERPRETATION

1.1.	Definitions.

As used in this by-law, the following terms and expressions have the following meanings:

"Act" means the Business Corporations Act (Quebec) and the regulations under the Act, as amended, re-enacted or replaced from time to time.

"Authorized Signatory" has the meaning specified in Section 2.2.

"Corporation" means Richmont Mines Inc.

"Person" is to be interpreted broadly and includes an individual, partnership, corporation, company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns are to have a similarly extended meaning.

"Recorded address" means (i) in the case of a shareholder, the address provided by the shareholder where any notice may be mailed or served; otherwise, notices may be sent to any address appearing in the Corporation's books. If no address appears in the Corporation's books, then the notice shall be sent to the address where the sender considers the shareholder is most likely to promptly receive such notice, (ii) in the case of shareholders holding shares jointly, the address appearing in the records of the Corporation in respect of the joint holding or, if there is more than one address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person's latest address as shown in the records of the Corporation or, if applicable, in the last notice filed with the enterprise registrar pursuant to the Act respecting the legal publicity of enterprises (Quebec), whichever is the most recent.

Terms and expressions used in this by-law which are defined in the Act have the meanings respectively given to them in the Act unless defined otherwise herein.

1.2.	Construction.

The division of this By-Law into Articles and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa, and any reference to, or use of, gender in this by-law includes all genders.

1.3.	Precedence.

This By-Law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this By-Law, the provision of the Act or the articles will govern. If there is any conflict or inconsistency between any provision of a unanimous shareholder agreement or sole shareholder declaration and any provision of this By-Law, the provision of the unanimous shareholder agreement or sole shareholder declaration will govern.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1.	Financial Year.

The financial year of the Corporation shall end on December 31 of each year or on any such date of each year as the directors determine from time to time.

2.2.	Signing of Documents and Voting Rights.

In the absence of a specific resolution of the directors, contracts, documents and instruments may be signed on behalf of the Corporation manually, by facsimile, or by electronic means by (i) any two (2) director or officer or (ii) any other person authorized by the directors from time to time. Each person referred to in (i) and (ii) is an "Authorized Signatory".

Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory.

As used in this Section, the phrase "contracts, documents and instruments" means any and all kinds of contracts, documents and instruments in written, facsimile or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates, and all other paper, facsimile or electronic writings.

ARTICLE 3
DIRECTORS

3.1.	Number.

Subject to the requirements of the Act applicable to reporting issuers, the number of directors of the Corporation when a minimum number and a maximum number are specified in the articles is, at any time, the number of directors holding office immediately following the most recent election or appointment of directors, whether by the shareholders at an annual or special meeting of the shareholders, or by the directors pursuant to the Act.

No decrease in the number of directors will shorten the term of an incumbent director.

If the articles so permit the directors may, at their discretion, appoint one (1) or more directors, who shall hold office for a term expiring no later than the close of the annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the annual meeting of shareholders preceding their appointment.

3.2.	Election and Term of Office.

The directors are elected each year at the annual meeting of shareholders by a majority of the votes cast. The vote for the election of directors is by show of hands, unless a ballot is requested by a shareholder present and entitled to vote at the meeting. If a class of shares confers an exclusive voting right to elect a specific number of directors, such number of directors shall be elected by the majority of votes cast by the holders of such class.

The term of office of each of the directors shall be one (1) year. It shall begin on the date of the meeting at which the director is elected and end at the close of the annual meeting following his election or upon death, resignation, removal or at such time that the director becomes disqualified to act as a director. An appointed director only remains in office during the remaining term, during the period ending at the close of the annual meeting following his appointment.

3.3.	Vacancies.

So long as the directors remaining in office constitute a quorum, they shall be entitled to act even if there is a vacancy on the Board of Directors. The directors shall also be entitled to elect a new director to fill a seat left vacant following the death, resignation, disqualification or removal of a director which has not been filled by the shareholders. The shareholders who are entitled to vote shall also be entitled to elect directors in the case of vacancy at any annual meeting, or at a special meeting duly called to fill such vacancies. If, due to a vacancy, the number of directors in office is less than a quorum, a special meeting shall be called in accordance with the provisions hereof.

3.4.	Resignation.

Any director may at any time tender his resignation in writing. Such resignation shall become effective at the time the written resignation is received by the Corporation or the time specified in the resignation, whichever is later.

3.5.	Removal from Office.

The shareholders of the Corporation may , at any time, by ordinary resolution, at a special meeting of shareholders duly called for such purpose, remove any director of the Corporation from office before the end of the director’s term, with or without cause. The director who is to be removed from office shall be informed of the place, date and time of the meeting within the same time limit as for the calling of the meeting. He may attend and address the meeting and be heard or, in a written statement read by the person presiding over the meeting, to explain why he opposes the resolution calling for his removal from office.

3.6.	Qualifications.

To be elected to this office and to continue to fill it, each director must satisfy the conditions set out in the Act and this by-law.

Notwithstanding the subsequent discovery of any irregularity in the election of the Board of Directors or in the election or appointment of a director or the absence or loss of eligibility of a director, actions validly performed by such a director shall be as valid and binding upon the Corporation as though the election or appointment had been regularly conducted or each such person was eligible.

3.7.	Remuneration.

The directors may, from time to time, by resolution, determine the remuneration of the directors.

3.8.	Disclosure of Interest.

A director or officer of the Corporation must disclose the nature and value of any interest he has in a contract or transaction to which the Corporation is a party and in any other contract or transaction to which the Corporation is a party, where required by the Act to do so, and he shall abstain from voting on any such contract or transaction to the extent required by the Act. However, the director or officer is not obliged to resign.

3.9.	General Powers of Direction.

The directors shall exercise all the powers necessary to manage, or supervise the management of, the business and affairs of the Corporation.

3.10.	Borrowing.

Without limiting the powers of the directors under the Act, the directors may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, pledge or sell debentures and other securities of the Corporation at such prices and for such amounts as are deemed appropriate;

(c)	hypothecate or otherwise encumber the immovable and movable property of the Corporation;

(d)

delegate in whole or in part, in accordance with the Act, the aforementioned powers to one or more officers of the Corporation, to such extent and upon such terms and conditions as are set forth in the resolution respecting the delegation of powers.

The provisions of this paragraph are in addition to those of any borrowing by-law adopted for banking purposes. However, the provisions of any such borrowing by-law do not have the effect of limiting the directors’ powers under Section 115 of the Act nor shall they be interpreted so as to limit their powers thereunder.

3.11.	Calling and Place of Meetings.

The chairman or any two directors may at any time call a meeting of directors, to be held at the time and place the person or persons calling the meeting determine. The secretary shall cause notice of a meeting of directors to be given when so directed by such person or persons.

Meetings of directors may be held at any place in or outside Quebec.

3.12.	Notice of Meeting.

The directors may set a day or days in any month for the holding of regular meetings of the directors, at the place, date and time set by the directors. A copy of any resolution of the directors setting the place and time of such regular meeting shall be sent to each director immediately after it is passed. No other notice shall be required for any regular meeting except where the Act requires that the purpose of such meetings or the business to be transacted thereat at such meetings be specified. Any other meeting of the directors which is not a regular meeting convened in accordance with the foregoing provisions of this section is a special meeting.

Notice of the time and place for the holding of any meeting of directors will be given to each director not less than three (3) days before the time when the meeting is to be held, provided that meetings of directors may be held at any time without notice if all the directors have waived notice.

If a quorum of directors, as defined in Section 3.14 below, is present, a meeting of directors may be held, without notice, immediately following the annual meeting of shareholders.

3.13.	Waiver.

A director may waive notice of a meeting of directors, any irregularity in a notice of meeting of directors or any other irregularity in the calling or holding of a meeting of directors. Such waiver must be given in writing and may be given at any time either before or after the meeting to which it relates. Waiver of notice of a meeting of directors cures any irregularity in the notice or in its timeliness, and any failure to give the notice.

Attendance of a director at a meeting of directors constitutes waiver of notice of the meeting, except when such director attends a meeting for the sole purpose of objecting to the holding of the meeting on the grounds that it was not lawfully called.

3.14.	Quorum.

A majority of the directors then in office constitutes a quorum at any meeting of directors. A quorum of directors may exercise all the powers of the directors despite any vacancy among the directors.

3.15.	Chairman and Secretary.

The chairman of any meeting of directors is the first mentioned of the following who is a director and is present at the meeting: (i) the chairman of the board; (ii) the vice-chairman of the board, if any, and (iii) the president. If no such person is present at the meeting, the directors present shall choose one of their number to chair the meeting.

The secretary will act as secretary at meetings of directors. If a secretary has not been appointed or the secretary is absent, the chair of the meeting shall appoint a person, who need not be a director, to act as secretary for the meeting.

3.16.	Votes to Govern.

Any question at a meeting of directors will be decided by a majority of the votes cast on the question. In case of an equality of votes, whether the vote is by show of hands or ballot, the chairman of the meeting will not be entitled to a second or casting vote.

A director who was not present at a meeting at which a resolution was passed will be deemed to have consented to the resolution unless the director records his dissent in accordance with the Act within seven (7) days after becoming aware of the resolution.

3.17.	Adjournment.

The chairman of any meeting of the directors may, with the consent of the meeting, adjourn the meeting to a fixed time and place. No notice of the time and place for the continuance of the adjourned meeting need be given to any director in such a case.

An adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.

3.18.	Electronic Meetings.

Subject to the consent of all directors, a director may participate in a meeting of directors by means of equipment enabling all participants to communicate directly with one another. A director participating in a meeting by such means is deemed to be present at the meeting. Any consent is effective whether given before or after the meeting to which it relates and may be given in respect of all meetings of the directors.

3.19.	Resolution in lieu of Meeting.

A resolution in writing, signed by all the directors entitled to vote on that resolution, has the same force as if it had been passed at a meeting of the directors. A copy of the resolution must be kept with the minutes of the meetings of the directors.

ARTICLE 4
COMMITTEES

4.1.	Committees of Directors.

The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that under the Act the directors may not delegate.

4.2.	Proceedings.

Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing the quorum, provided it is not less than a majority of the members of the committee; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; (iv) selecting a chair for a meeting; and (v) determining whether the chair will have a deciding vote in the event there is an equality of votes cast on a question. Subject to any such rules or procedures established to regulate its meetings, Sections 3.11 to 3.19 hereof apply to any committee of directors, with such changes as are necessary.

ARTICLE 5
OFFICERS

5.1.	Appointment.

The directors may appoint officers of the Corporation who may include any of the following: a chairman of the board, a president, one or more vice presidents, a chief executive officer, a chief operating officer, a chief financial officer, a secretary, a treasurer and one or more assistants to any of the appointed officers. Except for the chairman of the board, who must be a director, an officer need not be a director or shareholder of the Corporation.

5.2.	Removal and Resignation.

The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer's rights, if any, under any contract or laws governing his employment. Any officer may resign at any time by way of notice to the Corporation. If an officer position becomes vacant, the board may, by resolution, fill such vacancy.

5.3.	Remuneration.

The directors may, from time to time, by resolution, determine the remuneration of the officers.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1.	Indemnity.

No director or officer of the Corporation shall be liable: (i) for the acts, negligence or default of any other director, officer or employee; (ii) for any loss, damage or expense incurred by the Corporation as a consequence of the insufficiency or a defect in title of any property acquired by or on behalf of the Corporation, (iii) for any insufficiency or failing relating to a security in which the funds of the Corporation have been placed or invested, (iv) for any loss or damage resulting from the bankruptcy, insolvency or fault of any person, partnership or corporation, including any person, partnership or corporation to or with whom sums of money, securities or items have been remitted or deposited, (v) for any loss, conversion, diversion or misuse or for any damage resulting from any transaction involving sums of money, securities or other assets belonging to the Corporation, or (vi) for any other loss, damage or incident which may occur in the performance of the duties of his position or responsibility or which pertain thereto, unless he is in default of exercising the powers and fulfilling the functions of his responsibility with honesty and loyalty in the interest of the Corporation, or has not displayed, in the performance of his duties, with a reasonable degree of prudence and diligence in such circumstances.

Each director or officer of the Corporation, former director or officer of the Corporation, a mandatary, or any other person who acts or acted at the Corporation's request as a director or officer of another group, shall at all times be indemnified by the Corporation against; (i) all costs, charges and expenses reasonably incurred in the exercise of their functions, including an amount paid to settle an action or satisfy a judgment, or arising from any investigative or other proceeding in which the person is involved, (i) if the person acted with honesty and loyalty in the interest of the Corporation or, as the case may be, in the interest of the other group for which the person acted as director or officer or in a similar capacity at the Corporation’s request; and (ii) in the case of a proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his or her conduct was lawful.

The Corporation shall also advance moneys to such a director, officer or other person for the costs, charges and expenses of such a proceeding in accordance with the Act.

The Corporation shall not indemnify or advance moneys to such director, officer or other person in the event that a court or any other competent authority judges that the conditions for indemnification set out in the Act are not fulfilled.

The Corporation is authorized to sign agreements in favour of any of the foregoing persons evidencing the terms of this indemnity or any additional indemnities. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

ARTICLE 7
SHAREHOLDERS

7.1.	Annual Meetings.

An annual meeting of shareholders shall be held fifteen (15) months after the last preceding annual meeting.

Annual meetings of shareholders shall be held at the Corporation’s head office or at any other location that the directors shall determine from time to time.

7.2.	Special Meetings.

A special meeting of shareholders may be called at any time and from time to time at the request of the chairman of the board, any vice-chair of the board, the president or the Board of Directors. Each such request must set out the purpose of calling a meeting.

A special meeting of shareholders shall also be called by the directors if holders of not less than 10% of the issued shares that carry the right to vote at a shareholders meeting sought to be held requisition the directors in writing to call a shareholders meeting for the purposes stated in the requisition. The requisition, signed by at least one shareholder, must state the business to be transacted at the meeting and must be sent to each director and to the head office of the Corporation. On receiving the requisition, the Board of Directors calls a shareholders meeting to transact the business stated in the requisition.

The notice of special meeting must specify the date, time and place of the meeting as well as the business to be transacted. The notice of meeting must state the business on the agenda in sufficient detail to permit the shareholders to form a reasoned judgment on it, and contain the text of any special resolution to be submitted to the meeting.

If the board of directors does not within twenty-one (21) days after receiving the requisition call the meeting requisitioned by the shareholders, the shareholders themselves may call the meeting in accordance with and subject to the legislative provisions governing the Corporation.

Special meetings of shareholders shall be held at the Corporation’s head office or at any other location which the directors may from time to time determine.

7.3.	Notice of Meeting.

A notice specifying the purpose, place, date and time of any annual meeting and any special meeting of shareholders shall be communicated to all directors and to all shareholders entitled to vote by leaving it at their residence or regular places of business or sending it by mail, pre-paid postage, to their respective addresses (as such address appears in the books of the Corporation or, otherwise, to any other location where such notice is likely to reach them), by facsimile machine, or by any other means permitted by law, for as long as the Corporation is a reporting issuer, no less than twenty-one (21) days and no more than sixty (60) days before the date fixed for the meeting. The day on which such notice is served or sent, and the day on which such meeting is to be held shall not be counted when determining the notice period.

Should the Corporation cease to be a reporting issuer, any notice of meeting shall be served or sent at least ten (10) clear days prior to the date of meeting for which such notice is required.

In the case of joint shareholders, the notice shall be given to the person whose name first appears in the books of the Corporation and notice so given is sufficient notice to each of such joint holders.

Simple irregularities in the notice or in the way in which it is given as well as the unintentional omission to give notice of a meeting to a shareholder or non-receipt of such notice by a shareholder does not invalidate actions taken by or at the meeting in question.

Signatures on notices to be given by the Corporation may be written, stamped, typed or printed in full or in part.

7.4.	Waiver.

A shareholder or director may waive notice of a meeting of shareholders. Such waiver may be given in any manner and at any time either before or after the meeting to which it relates. Waiver of notice of a meeting of shareholders cures any irregularity in the notice or in its timeliness, and any failure to give the notice.

Attendance by a shareholder or director at a meeting of shareholders constitutes waiver of notice of the meeting, except when such person attends the meeting for the sole purpose of objecting to the holding of the meeting on the grounds that it was not lawfully called or held.

7.5.	Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the auditor, if any and if called upon to attend, and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles, or the by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or, if any of the persons present who are entitled to vote at the meeting request a vote on such matter, with the consent of such persons.

7.6.	Quorum.

Subject to the provisions of the articles, the quorum for an annual meeting of shareholders as well as for a special meeting of shareholders is reached if, at the opening of the meeting, at least two persons who are or who represent holders of at least twenty-five percent (25%) of the outstanding shares carrying voting rights in the share capital of the Corporation are present in person or represented by proxyholders at the beginning of the meeting.

7.7.	Proxies.

A proxy must comply with the applicable requirements of the Act and other applicable law and must be in such form as the directors may approve from time to time or such other form as may be acceptable to the chairman of the meeting at which it is to be used.

The instrument appointing a proxy shall be in writing, signed by the mandator or his attorney duly authorized in writing or, if the mandator is a legal person or other group, by the signature of one of its officers or by the signature of an attorney authorized for this purpose; such proxy may be revoked at all times but lapses after the expiry of one (1) year period following its date, unless it is for another period which may not exceed one year after the date it is given.

The directors may, before a meeting of shareholders, determine a date on which all proxies to be used at such meeting or with respect to such meeting and, if the directors so decide, at any adjournment thereof, shall, to be validly used at or with respect to such meeting, be received by the Corporation or any agent the directors may from time to time determine. Notice of a shareholders meeting shall indicate, as applicable, the date before which the Corporation must receive the proxies of the shareholders who wish to be represented at the meeting. Such date may not exceed 48 hours, excluding Saturdays and holidays, preceding the meeting or the resumption of a meeting after an adjournment.

7.8.	Chairman, Secretary and Scrutineers.

The chair of any meeting of shareholders is the first mentioned of the following persons who is present at the meeting: (i) the chair of the board; (ii) the vice-chair of the board, if any; (iii) the president; and (iv) a vice president (in order of seniority). If no such person is present at the meeting within 15 minutes after the time appointed for the meeting, or if all such persons either refuse or are unable to preside as chairman, the shareholders present who are entitled to vote shall choose one of their number to chair the meeting.

The secretary will act as secretary at meetings of shareholders. If a secretary has not been appointed or the secretary is absent, the chair of the meeting shall appoint a person, who need not be a shareholder, to act as secretary of the meeting.

The chair of the meeting may appoint one or more persons, who need not be shareholders, to act as scrutineers at any meeting of shareholders and, in that capacity, to report to the chairman such information as to attendance, representation, voting and other matters at such meeting as the chair of the meeting directs.

7.9.	Procedure.

The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair's decision on all matters or things, including the validity or invalidity of a form of proxy or other instrument appointing a proxy, will be conclusive and binding upon the meeting of shareholders.

7.10.	Manner of Voting.

Subject to the Act, any question at a meeting of shareholders will be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act, the chair of the meeting may require, or any shareholder, including a proxy, may demand, a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot will determine the decision of the shareholders upon the question.

In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote has the number of votes that are attached to the shares which such person is entitled to vote at the meeting.

A proxyholder has the same rights as the shareholder represented to vote at the meeting. A proxyholder who has conflicting instructions from more than one shareholder may not, however, vote by show of hands.

7.11.	Electronic Meetings.

Meetings of shareholders may be held solely by means of equipment enabling all participants to communicate directly with one another. Any person entitled to attend a meeting of shareholders who participates by such means is deemed for purposes of the Act to be present at the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.

Any shareholder participating in a meeting of shareholders by means of equipment enabling all participants to communicate directly with one another may vote by any means enabling votes to be cast in a way that allows them to be verified afterwards, whether the vote is by a functional equivalent of a show of hands or by ballot, and protects the secrecy of the vote when a ballot has been requested.

7.12.	Votes to Govern.

Any question at a meeting of shareholders will be decided by a majority of the votes cast on the question unless the Act, the articles, the by-laws or any unanimous shareholder agreement require otherwise. In case of an equality of votes, whether the vote is by a show of hands or by a ballot, the chair of the meeting will not be entitled to a second or casting vote.

The Corporation shall keep at its head office the ballots cast and the proxies presented at a meeting of shareholders for at least three months after the meeting.

7.13.	Adjournment.

Should a quorum not be present at any meeting of shareholders, the meeting, if called at the request of the shareholders, is dissolved. Unless there are contrary provisions in the articles of the Corporation, in any other case, those present in person and entitled to be counted for the purpose of forming a quorum shall have the power to adjourn the meeting to the location, date and hour fixed by them by resolution without any notice other than the one given at the meeting. However, notice of any adjournments for an aggregate of thirty (30) days or more must be given to the shareholders as for an original meeting. A quorum, at this second or adjourned meeting, shall consist solely in persons physically present thereat and who are entitled to vote. At such adjourned meeting, any business may be validly transacted which would have been validly transacted at the initial meeting.

ARTICLE 8
SHARES

8.1.	Share Certificates and Written Notice of Uncertificated Shares.

Subject to the Act, share certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts. These certificates shall be signed by the president and the secretary of the Corporation, the signature of the president or secretary may also be engraved, lithographed or otherwise mechanically reproduced on the certificates. All certificates thus signed shall be deemed to have been manually signed by such officers and, for all intents and purposes, are as valid as if they had been manually signed even if the persons whose signatures are so reproduced have ceased to be officers of the Corporation when the certificates are issued or on the date they bear.

If a transfer agent in appointed in accordance with Section 8.3 hereof, all certificates representing securities of any such class issued after such appointment must be countersigned by such agent during the term of appointment of such agent and shall not be valid unless so countersigned.

Subject to the Act, the written notice to be provided in the case of uncertificated shares, if any, will be in the form that the directors approve from time to time or that the Corporation adopts.

8.2.	Lost, Destroyed or Damaged Certificates.

The directors may, subject to the terms and conditions they deem fair with respect to indemnity or other form of protection, order the issue of a new certificate representing shares in the share capital of the Corporation to replace any certificate previously issued by the Corporation that has been damaged, lost, destroyed or stolen. The directors may delegate this duty specifically to the secretary of the Corporation or a transfer agent or another agent responsible for maintaining the securities register in whole or in part.

8.3.	Transfer Agents and Registrars.

The directors may, from time to time, appoint or remove one or more transfer agents and registrars with responsibility in whole or in part for the securities register of the Corporation, for all classes of securities of the Corporation and, subject to the laws governing the Corporation from time to time, including the Act respecting the transfer of securities and the establishment of security entitlements (R.S.Q. c. T-11.002), regulate, from time to time or generally, the transfer of the securities of the Corporation. All certificates representing securities of any such class issued after such appointment must be countersigned by such agent during the term of appointment of such agent and shall not be valid unless so countersigned.

8.4.	Transfer of Shares.

Any transfer of shares in the share capital of the Corporation and details related thereto must be recorded in the securities register or in the part of the securities register in which the date and details of transfers of shares are kept, which may be maintained in whole or in part at the head office of the Corporation or elsewhere on the conditions permitted by law. The registration of the transfer constitutes a complete and valid registration. All shares in the share capital of the Corporation shall be transferable on the securities register regardless of the location where the certificate representing the shares to be transferred was issued.

As regards certificated shares, no transfer of shares in the share capital of the Corporation is valid and may be recorded in the securities register unless the certificates representing the shares to be transferred have been surrendered or cancelled. However, should the Corporation’s shares be listed on a Canadian or U.S. stock exchange and be entered in the book entry system of a clearing house approved by the securities authorities, share transfers carried out in accordance with the rules and practices of such exchange or clearing house, as the case may be, shall be valid, in accordance with the conditions permitted by law, despite the fact that no certificate representing the shares transferred shall have been surrendered or cancelled. The transfer of uncertificated shares shall be effected on the conditions prescribed by law.

No transfer of shares the amount of which has not been paid in full shall take place without the consent of the Board of Directors. In no circumstances shall shares be transferred where a call for payment thereon is outstanding.

8.5.	Call for Payment of Unpaid Shares.

Unless the terms of payment for shares are determined by contract, the directors may call for payment of all or part of the unpaid amounts on shares subscribed or held by the shareholders.

A call for payment is deemed to be made on the day the directors pass a resolution providing for it. Notice of the call for payment stating the amount due and the time for payment must be sent to the shareholders. Interest at the rate provided for by law shall run on the amount of each call for payment, effective from the day fixed for the payment until the day of payment.

ARTICLE 9
PAYMENTS

9.1.	Payments of Dividends and Other Distributions.

Any dividend or other distribution payable in cash to shareholders may be paid by cheque, by electronic means, or by any other method the directors determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct.

The sending of the cheque, the sending of the payment by electronic means, or the sending of the payment by any other method determined by the directors, in an amount equal to the dividend or other distribution to be paid, less any tax that the Corporation is required to withhold, will satisfy and discharge the liability for the payment, unless payment is not made upon presentation.

ARTICLE 10
MISCELLANEOUS

10.1.	Record Date.

The Board of Directors may provide for the fixing in advance, in a specified manner, of a date as the record date for the purpose of determining shareholders entitled to receive notice of a shareholders meeting, receive payment of a dividend, participate in a liquidation distribution and vote at a shareholders meeting or for any other purpose. For the purpose of determining which shareholders are entitled to receive notice of a shareholders meeting or vote at the meeting, the record date must be not less than twenty-one (21) days and not more than sixty (60) days before the meeting. Only registered shareholders at the record date thus fixed are entitled to receive notice of a shareholders meeting, receive payment of a dividend, participate in a liquidation distribution or vote at a shareholders meeting or for any other purpose, as the case may be, notwithstanding any transfer of shares recorded in the securities register of the Corporation after the record date.

10.2.	Electronic Documents.

Any notice, document or other information may be created or provided by the Corporation in the form of an electronic document, provided its addressee has consented in accordance with the Act and any other applicable law.

This By-Law was made by resolution of the directors and ratified by ordinary resolution of the shareholders on __________________, 2012.

APPENDIX B

RICHMONT MINES INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

Richmont Mines Inc. (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

SECTION 1 - DEFINITIONS

1.1.	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

1.1.1.	"Affiliates" has the meaning given to this term in the Securities Act (Québec), as such legislation may be amended, supplemented or replaced from time to time;

1.1.2.

"Associate", where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant's children, as well as that Participant's relatives and that Participant's spouse's relatives, if they share that Participant's residence;

1.1.3.	"Awards" means an Option, a SAR, a RSU or a Retention Award granted to a Participant pursuant to the terms of the Plan;

1.1.4.

"Black-Out Period" means a period during which designated Persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on Insider trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or in respect of an Insider, that Insider, is subject);

1.1.5.	"Board" has the meaning ascribed thereto in Section 3.1 hereof;

1.1.6.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Montreal, in the Province of Québec, for the transaction of banking business;

1.1.7.

"Change in Control" means an event whereby (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets;

1.1.8.	"Business Conduct and Ethics" means any code of conduct adopted by the Corporation, as modified from time to time;

1.1.9.	"Committee" has the meaning ascribed thereto in Section 3.1 hereof;

1.1.10.	"Corporation" means Richmont Mines Inc., a corporation existing under the Business Corporations Act (Québec), as amended from time to time;

1.1.11.	"Eligibility Date" has the meaning ascribed thereto in Section 10.2.1.3 hereof;

1.1.12.	"Eligible Participants" has the meaning ascribed thereto in Section 4.1 hereof;

1.1.13.	"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an affiliate and such Participant;

1.1.14.	"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

1.1.15.	"Existing Options" has the meaning ascribed thereto in Section 11.1 hereof;

1.1.16.

"Grant Agreement" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a SAR Agreement, a RSU Agreement, a Retention Award Agreement or an Employment Agreement;

1.1.17.	"Insider" has the meaning given to this term in TSX Company Manual, as such definition may be amended, supplemented or replaced from time to time;

1.1.18.

"Market Value" means either (A) (i) if the applicable date is during a Black-Out Period, the weighted average trading volume price of the Shares on the TSX for the five (5) Trading Day-period following the last day of such Black-Out Period or (ii) if the applicable date is outside a Black-Out Period, the weighted average trading volume price of the Shares on the TSX for the five (5) Trading Day-period ending on the last Trading Day before the applicable date or (B) such other price as is permitted under the rules of the TSX;

1.1.19.	"Options" means options to purchase Shares;

1.1.20.	"Option Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof;

1.1.21.	"Option Price" has the meaning ascribed thereto in Section 6.1 hereof;

1.1.22.	"Option Term" has the meaning ascribed thereto in Section 6.3 hereof;

1.1.23.	"Participants" means Eligible Participants that are granted Awards under the Plan;

1.1.24.	"Participant's Account" means an account maintained for each Participant's participation in RSUs under the Plan;

1.1.25.

"Performance Criteria" means criteria established by the Board or the Committee which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

1.1.26.	"Performance Period" means the period determined by the Board or the Committee pursuant to Section 7.3 hereof;

1.1.27.

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

1.1.28.	"Plan" means this Omnibus Long-Term Incentive Plan, including any amendments or supplements hereto made after the date hereof;

1.1.29.	"Restriction Period" means the period determined by the Board or the Committee pursuant to Section 7.2 hereof;

1.1.30.	"Retention Award Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of Retention Awards and the terms and conditions thereof;

1.1.31.	"Retention Payment" means the retention payment specified in the Retention Agreement or Employment Agreement;

1.1.32.

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares, cash or a combination of Shares and cash, as provided in Section 7 hereof and subject to the terms and conditions of this Plan;

1.1.33.	"RSU Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

1.1.34.	"RSU Vesting Determination Date" has the meaning described thereto in Section 7.4 hereof;

1.1.35.

"SAR" means a right to receive a payment, in cash or Share, or a combination of cash and Shares, equal to the appreciation in the Corporation's Shares over a specified period, as set forth in the respective SAR Agreement;

1.1.36.	"SAR Price" has the meaning ascribed thereto in Section 8.1 hereof;

1.1.37.	"SAR Term" has the meaning ascribed thereto in Section 8.3 hereof;

1.1.38.

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full- time employee, director, officer, insider, service provider or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

1.1.39.	"Shares" means the common shares in the share capital of the Corporation;

1.1.40.	"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

1.1.41.	"Successor Corporation" has the meaning ascribed thereto in Section 12.3 hereof;

1.1.42.

"Termination Date" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be an employee of the Corporation or a Subsidiary and (ii) in the event of the termination of the Participant's employment by the Corporation or a Subsidiary, the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation or the Subsidiary, as the case may be;

1.1.43.	"Trading Day" means any day on which the TSX is opened for trading;

1.1.44.	"TSX" means the Toronto Stock Exchange; and

1.1.45.	"Vested Awards" has the meaning described thereto in Section 10.2.1.2 hereof.

SECTION 2 - PURPOSE OF THE PLAN

2.1.	The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

2.1.1.

to increase the interest in the Corporation's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

2.1.2.

to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

2.1.3.	to reward the Participants for their performance of services while working for the Corporation or a Subsidiary; and

2.1.4.	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment.

SECTION 3 - IMPLEMENTATION AND ADMINISTRATION OF THE PLAN

3.1.

The Plan shall be administered and interpreted by the Board of Directors of the Corporation (the "Board") or, if the Board by resolution so decides, by a committee appointed by the Board (the "Committee") and consisting of not less than three (3) members of the Board.

3.2.

The Board or the Committee, as the case may be, may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan. Subject to the provisions of the Plan, the Board or the Committee, as the case may be, is authorised, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board or the Committee, as the case may be, shall be final and binding on all Eligible Participants.

3.3.

No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

3.4.	Any determination approved by a majority of the Board or of the Committee, as the case may be, shall be deemed to be a determination of that matter by the Board or the Committee, as the case may be.

SECTION 4 - ELIGIBLE PARTICIPANTS

4.1.

The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the directors, officers, senior executives and other employees of the Corporation or a Subsidiary, consultants and service providers providing ongoing services to the Corporation and its Affiliates, as the Board or the Committee, as the case may be, shall determine are in key positions in the Corporation or a Subsidiary. In determining Awards to be granted under the Plan, the Board or the Committee, as the case may be, shall give due consideration to the value of each EligibleParticipant's present and potential future contribution to the Corporation's success. For greater certainty, a Person whose employment with the Corporation or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, the Corporation or such Subsidiary, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Subsidiary, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant's employment initiated by the Corporation.

SECTION 5 - GRANTING OF AWARDS

5.1.	The aggregate number of Shares that may be issued under the Plan, in respect of Awards, shall not exceed the number provided for in Section 11 hereof.

5.2.

The aggregate number of Shares (i) issued to Insiders and Associates of such Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders and Associates of such Insider at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the issued and outstanding Shares (on a non-diluted basis).

5.3.

Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

5.4.

Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

SECTION 6 - OPTIONS

6.1.	Option Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Option Price") and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan and in any Option Agreement.

6.2.	Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board or the Committee, as the case may be, when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

6.3.	Option Term.

The Board or the Committee, as the case may be, shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted ("Option Term"). Unless otherwise determined by the Board or the Committee, all unexercised Options shall be cancelled at the expiry of such Options.

Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 13 hereof, the ten (10) Business Day-period referred to in this Section 6.3 may not be extended by the Board or the Committee.

6.4.	Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board or the Committee, as the case may be, at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

6.5.	Method of Exercise and Payment of Purchase Price.

Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 6.4 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation or the individual that the Corporate Secretary of the Corporation may from time to time designate or give notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, cheque or bank draft of the purchase price for the number of Shares specified therein (plus the amount of any required withholding as determined by the Corporation) or instructions to sell, at the prevailing market price of the Shares on the TSX at the time of any such sale, the necessary number of Shares issuable upon the exercise of such Option to effect payment of the applicable purchase price with the resulting proceeds. Unless the Participant intends to dispose of the Shares simultaneously with the exercise of the Option, upon such exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant) (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice.

With the consent of the Board or the Committee, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under this Plan as provided above, elect to exercise such Option, in whole or in part and, in lieu of receiving the Shares to which the exercised Option relate, receive the number of Shares, disregarding fractions, which, when multiplied by the market value of the Shares to which the exercised Option relate, have a value equal to the product of the number of Shares to which the exercised Option relate multiplied by the difference between the market value of such Shares and the Option Price of such Option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation. The Corporation makes no representation to each and every Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) that it will waive or renounce its rights to claim a deduction in respect of such payment.

For purposes of this Section 6.5, the market value of the Shares shall be the weighted average trading volume price of the Shares on the TSX for the five (5) Trading Day-period ending on the last Trading Day before the day on which the Option is exercised.

6.6.	Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 6 and Section 10 hereof be included therein.

6.7.	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Options granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Options granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of Options granted to each Participant under the Plan.

SECTION 7 - RESTRICTED SHARE UNITS

7.1.	RSU Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number or dollar amount of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

In making such determination, the Board shall consider the timing of crediting RSUs to the Participant's Account and the vesting requirements applicable to such RSUs to ensure that the crediting of the RSUs to the Participant's Account and the vesting requirements are not considered a "salary deferral arrangement" for purposes of the Income Tax Act (Canada) and any applicable provincial legislation.

Subject to the vesting and other conditions and provisions herein set forth and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive, as soon as possible upon confirmation by the Board or the Committee that the vesting conditions (including the Performance Criteria, if any) have been met but no later than the last day of the Restriction Period, a payment in the form of (a) one Share, (b) cash in an amount equal to the Market Value of a Share on the day on which the payment is made, or (c) a combination of Shares and cash, at the discretion of the Board or the Committee, as the case may be.

7.2.	Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board or the Committee, as the case may be, but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the award is granted ("Restriction Period"). For example, the Restriction Period for a grant made in June 2012 shall end no later than December 31, 2015. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Section 7, no later than the end of the Restriction Period. Unless otherwise determined by the Board or the Committee, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 7.4) and, in any event, no later than the last day of the Restriction Period.

7.3.	Performance Criteria and Performance Period.

For each award of RSUs, the Board or the Committee, as the case may be, may establish any Performance Criteria and other vesting conditions which must be met during the Performance Period in order for a Participant to be entitled to payment for all or a portion of the RSUs as well as the performance period over which the Performance Criteria and other vesting conditions will be measured (the "Performance Period"), provided that the Performance Period may not expire after the end of the Restriction Period.

For example, a Performance Period determined by the Board or the Committee to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2012, the Performance Period will start on January 1, 2012 and will end on December 31, 2014.

7.4.	RSU Vesting Determination Date.

The vesting determination date means the date on which the Board or the Committee, as the case may be, determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the "RSU Vesting Determination Date"), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period.

7.5.	Payment to Participant.

In the event that the vesting conditions of a RSU are satisfied, the Corporation shall, as soon as possible after the RSU Vesting Determination Date but no later than the end of the Restriction Period, as applicable (i) cause the transfer agent and registrar of the Shares to deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall then be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares) and/or (ii) deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) payment in the form of a cheque, or other payment method as determined by the Board or the Committee, of any cash portion then payable to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant). The Board or the Committee shall direct management to provide the Participant with a notice stating whether the Participant will receive payment in the form of (a) one Share, (b) cash in an amount equal to the Market Value of a Share on the day on which the payment is made, or (c) a combination of Shares and cash as soon as possible upon confirmation by the Board or the Committee that the vesting conditions (including the Performance Criteria, if any) have been met.

7.6.	RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 7 and Section 10 hereof be included therein.

7.7.	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the RSUs granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of RSUs granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of RSUs granted to each Participant under the Plan.

SECTION 8 - SHARE APPRECIATION RIGHTS

8.1.	SAR Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive SAR Awards under the Plan, (ii) fix the number of SAR Awards or dollar amount of SAR Awards, if any, to be granted to each Eligible Participant and the date or dates on which such SAR Awards shall be granted, and (iii) determine the price per Share to be payable upon the vesting of each such SAR (the "SAR Price") and the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the SAR Term, the whole subject to the terms and conditions prescribed in this Plan and in any SAR Agreement.

8.2.	SAR Price.

The SAR Price for the Shares that are the subject of any SAR shall be fixed by the Board or the Committee, as the case may be, when such SAR is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

8.3.	SAR Term.

The Board or the Committee, as the case may be, shall determine, at the time of granting the particular SAR, the period during which the SAR is exercisable, which shall not be more than ten (10) years from the date the SAR is granted ("SAR Term") and the vesting schedule of such SAR, which will be detailed in the respective SAR Agreement. Unless otherwise determined by the Board or the Committee, all unexercised SARs shall be cancelled at the expiry of such SAR.

Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such SAR for all purposes under the Plan. Notwithstanding Section 13 hereof, the ten (10) Business Day-period referred to in this Section 8.3 may not be extended by the Board or the Committee.

8.4.	Exercise of SARs.

Prior to its expiration or earlier termination in accordance with the Plan, each SAR shall be exercisable as to all or such part or parts of the granted Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board or the Committee, as the case may be, at the time of granting the particular SAR, may determine in its sole discretion. For greater certainty, no SAR shall be exercised by a Participant during a Black-Out Period.

8.5.	Method of Exercise and Payment of Purchase Price.

Subject to the provisions of the Plan, a SAR granted under the Plan shall be exercisable (from time to time as provided in Section 8.4 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation or the individual that the Corporate Secretary of the Corporation may from time to time designate or give notice in such other manner as the Corporation may from time to time designate, no less than three business days in advance of the effective date of the proposed exercise, which notice shall specify the number of Shares with respect to which the SAR is being exercised and the effective date of the proposed exercise.

The exercise of a SAR with respect to any number of Shares shall entitle the Participant to a payment, in cash or Share, or a combination of cash and Shares, for each Share, equal to the excess of the Market Value of a Share on the effective date of such exercise over the per share SAR Price.

8.6.	SAR Agreements.

SARs shall be evidenced by a SAR Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 8 and Section 10 hereof be included therein.

8.7.	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the SARs granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of SARs granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of SARs granted to each Participant under the Plan.

SECTION 9 - RETENTION AWARDS

9.1.	Retention Awards.

Subject to the provisions herein set forth, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Retention Awards under the Plan, (ii) fix the number or dollar amount of Retention Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Retention Awards shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) of such Retention Awards, the whole subject to the terms and conditions prescribed in this Plan and in any Retention Award Agreement or Employment Agreement.

Subject to the vesting and other conditions and provisions herein set forth and in the Retention Award Agreement or Employment Agreement, each Retention Award awarded to a Participant shall entitle the Participant to receive, on the vesting date of the Retention Award, such number of Shares, disregarding fractions, which, when multiplied by the Market Value of the Shares on the vesting date of the Retention Award, to which the Retention Awards relate, have a value equal to the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A Participant may, in lieu of receiving the Shares to which the Retention Awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

9.2.	Payment to Participant.

In the event that the vesting conditions of a Retention Award are satisfied, the Corporation shall, as soon as possible after the date of vesting of the Retention Awards, and in accordance with the election of the Participant to receive the Retention Payment in cash or Shares (i) cause the transfer agent and registrar of the Shares to deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall then be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares) or (ii) deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) payment in the form of a cheque, or other payment method as determined by the Board or the Committee, of any cash amount then payable to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant).

9.3.	Retention Award Agreements.

Retention Awards shall be evidenced by a Retention Award Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan, as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 9 and Section 10 hereof be included therein.

SECTION 10 - GENERAL CONDITIONS

10.1.	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

10.1.1.

Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

10.1.2.

Non-assignability of Award Rights – Each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

10.1.3.

Rights as a Shareholder – Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant). Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.1.4.

Conformity to Plan – In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

10.2.	General Conditions applicable to Options, SARs and Retention Awards.

Each Option, SAR or Retention Award, as applicable, shall be subject to the following conditions:

10.2.1.	Effect of Termination, Cessation of Employment, Leave of Absence, Eligibility to Receive Long-Term Disability Benefits or Death

10.2.1.1.

Upon a Participant's employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for "cause", any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, when granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Conduct and any reason determined by the Corporation to be cause for termination.

10.2.1.2.

If a Participant dies while employed by the Corporation or a Subsidiary, any vested Option, SAR or Retention Award or the unexercised portion thereof, granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options, SARs or Retention Awards (the "Vested Awards") hereof on the date of such Participant's death. Such Vested Award shall only be exercisable within one (1) year after the Participant's death or prior to the expiration of the original term of the Options, SARs or Retention Awards, as applicable, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, other than such Vested Awards on the date of such Participant’s death, will be cancelled on the date of such Participant’s death.

10.2.1.3.

Upon a Participant's employment with the Corporation or a Subsidiary being terminated by reason of injury or disability or upon a Participant becoming eligible to receive long-term disability benefits, any Option, SAR or Retention Award or the unexercised portion thereof, granted to such Participant may be exercised by such Participant or his/her representative as the rights to exercise accrue. Such Option, SAR or Retention Award shall only be exercisable within three (3) years after such cessation or the effective date on which the Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Corporation by the insurance company providing such long-term disability benefits) (the "Eligibility Date")) or prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, on the date that is three (3) years after such cessation, will be cancelled on such date.

10.2.1.4.

Upon the retirement of a Participant, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, granted to such Participant may be exercised by such Participant as the rights to exercise accrue. Such Option, SAR or Retention Award shall be exercisable within three (3) years after such retirement or prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, on the date that is three (3) years after such retirement, will be cancelled on such date.

In the case of a Participant's retirement, this Section 10.2.1.4 shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the mining business prior to the earliest of (i) three (3) years after such retirement or (ii) the expiration of the original term of the Option, SAR or Retention Award, as applicable. In such event, Section 10.2.1.5 shall apply to such Participant.

10.2.1.5.

Upon notice of termination of employment being given by or to a Participant (except in the case of transfer from the Corporation to a Subsidiary, from a Subsidiary to another Subsidiary or from a Subsidiary to the Corporation) otherwise than (i) for cause (see Section 10.2.1.1 hereof), (ii) by reason of death (see Section 10.2.1.2 hereof), (iii) by reason of injury or disability or a Participant becoming eligible to receive long-term disability benefits (see Section 10.2.1.3 hereof) or (iv) upon retirement (see Section 10.2.1.4 hereof), any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, granted to such Participant may be exercised by such Participant only for that number of Shares which such Participant was entitled to acquire under the Option, SAR or Retention Award at the time of termination of employment or cessation. Such Option, SAR or Retention Award shall be exercisable for a period of sixty (60) days following the Termination Date, to the extent that such Option, SAR or Retention Award is otherwise exercisable under the terms of the original grant or prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, other than such Vested Awards at the time of such Participant’s termination of employment or cessation will be cancelled on the date of termination of employment or cessation.

10.2.1.6.

Upon a Participant electing a voluntary leave of absence, including without limitation, maternity and paternity leaves, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, granted to such Participant may be exercised by such Participant as the rights to exercise accrue. Unless otherwise provided by the Board or the Committee, in such event, such Participant's Option, SAR or Retention Award shall remain fully exercisable until the expiration of their respective term.

10.3.	General Conditions applicable to RSUs.

Each RSU shall be subject to the following conditions:

10.3.1.	Effect of Termination, Cessation of Employment, Leave of Absence, Eligibility to Receive Long-Term Disability Benefits or Death

10.3.1.1.

Upon a Participant's employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for "cause" or the Participant's resignation from employment with the Corporation or a Subsidiary, the Participant's participation in the Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights to Shares that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

10.3.1.2.

Except as otherwise determined by the Board or the Committee from time to time, at their sole discretion, upon a Participant's retirement, a Participant's employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for reasons other than for "cause", a Participant's employment with the Corporation or a Subsidiary being terminated by reason of injury or disability or a Participant becoming eligible to receive long-term disability benefits, the Participant's participation in the Plan shall be terminated immediately (provided that, for the Participant becoming eligible to receive long-term disability benefits, such termination shall occur on the Eligibility Date), provided that all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

In the case of a Participant's retirement, this Section 10.3.1.2 shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the mining services business prior to the applicable RSU Vesting Determination Date. In such event, Section 10.3.1.1 shall apply to such Participant.

If, on the RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

If, on the RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant's Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Performance Period, if any, as of the date of the Participant's retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs from such Participant's Account, and the Participant's rights to all other Shares that relate to such Participant's RSUs shall be forfeited and cancelled.

10.3.1.3.

Except as otherwise determined by the Board or the Committee from time to time, at their sole discretion, upon the death of a Participant, the Participant's participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee.

If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee, the Board or the Committee determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee, the Board or the Committee determines that the vesting conditions were met, the liquidator, executor or administrator, as the case may be, of the estate of the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant's Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Performance Period, if any, as of the date of death of the Participant and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the liquidator, executor or administrator, as the case may be, of the estate of the Participant as soon as practicable thereafter but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs from such deceased Participant's Account, and the Participant's right to all other Shares that relate to such deceased Participant's RSUs shall be forfeited and cancelled.

10.3.1.4.

Except as otherwise determined by the Board or the Committee from time to time, at their sole discretion, upon a Participant electing a voluntary leave of absence, including without limitation, maternity and paternity leaves, the Participant's participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

If, on the applicable RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

If, on the applicable RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were met, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant's Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the relevant Performance Period, if any, as of the date the Participant elects for a voluntary leave of absence and the denominator of which shall be equal to the total number of months included in the relevant Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the Participant as soon as practicable thereafter but no later than the end of the applicable Restriction Period, the Corporation shall debit the corresponding number of RSUs from such Participant's Account, and the Participant's right to all other Shares that relate to such Participant's RSUs shall be forfeited and cancelled.

10.3.1.5.

Subject to applicable laws, the Board or the Committee, as the case may be, may decide, at their sole discretion that Section 10.3.1.4 should not apply to voluntary leaves, including without limitation, maternity and paternity leaves, granted to a Participant by the Corporation for a period of six (6) months or less. In such event, all unvested RSUs in such Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

10.3.1.6.

For greater certainty, where (i) a Participant's employment with the Corporation or a Subsidiary is terminated pursuant to Sections 10.3.1.1, 10.3.1.2 or 10.3.1.3 hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 10.3.1.4 hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.

SECTION 11 - SHARES SUBJECT TO THE PLAN

11.1.

Subject to adjustment pursuant to provisions of Section 12 hereof, the total number of shares reserved and available for grant and issuance pursuant to Awards (including the shares issuable upon exercise of the options granted under the existing stock option plan of the Corporation, which, as at the date hereof, is equal to 1,686,000 Shares, representing approximately 5% of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) as at the date hereof ("Existing Options")) shall not exceed a number of Shares equal to ten percent (10%) of the total issued and outstanding Shares of the Corporation at the time of granting of Awards (on a non- diluted basis), or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time. Options will no longer be granted under the current stock option plan of the Corporation and all future grants of Awards will be made under this Plan. Any increase in the issued and outstanding Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Plan.

Shares in respect of which an Award is granted under the Plan or Shares in respect of which an Existing Options was granted under the existing stock option plan of the Corporation, but not exercised prior to the termination of such Award or Existing Options or not vested or delivered prior to the termination of such Award or Existing Options, as applicable, due to the expiration, termination or lapse of such Award or Existing Options or otherwise, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

SECTION 12 - ADJUSTMENT TO SHARES SUBJECT TO OUTSTANDING AWARDS

12.1.

In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

12.2.

In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

12.3.

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganised or otherwise changed, otherwise than as specified in Section 12.1 or Section 12.2 hereof or, subject to the provisions of Section 13.3 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 13.3 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

SECTION 13 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

13.1.	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

13.1.1.	not adversely alter or impair any Award previously granted except as permitted by the provisions of Section 12 hereof;

13.1.2.	be subject to any regulatory approvals including, where required, the approval of the TSX; and

13.1.3

be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

13.1.3.1.	amendments of a "housekeeping" nature;

13.1.3.2.	a change to the vesting provisions of any Award;

13.1.3.3.

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan reserve;

13.1.3.4.	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

13.1.3.5.	a change to the Eligible Participants of the Plan, including a change which would have the potential of broadening or increasing participation by Insiders; and

13.1.3.6.	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

13.2.	Notwithstanding Section 13.1.3, the Board shall be required to obtain shareholder approval to make the following amendments:

13.2.1.	any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 11 and in the event of an adjustment pursuant to Section 12;

13.2.2.

any amendment which reduces the exercise price of any Award, as applicable, after such an Award has been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Section 12;

13.2.3.	any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

13.2.4.	any amendment which would permit a change to the Eligible Participants, including a change which would have the potential of broadening or increasing participation by Insiders;

13.2.5.	any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than as allowed by Section 10.1.2;

13.2.6.

any amendment which increases the maximum number of Shares that may be issued to (i) Insiders and Associates of such Insiders; or (ii) any one Insider and Associates of such Insider under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Section 12;

13.2.7.

any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections 13.2.2 and 13.2.3 shall be excluded when obtaining such shareholder approval.

13.3.

Notwithstanding anything contained to the contrary in the Plan, in a Grant Agreement contemplated herein, but subject to any specific provisions contained in any Employment Agreements, in the event of a Change in Control, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Shares or the sale or disposition of all or substantially all of the properties and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

13.4.

The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option or a SAR is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

13.5.

The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Committee.

13.6.

The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

SECTION 14 - TAX WITHHOLDING

14.1.

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves a distribution of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.7 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being remitted to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

Notwithstanding the first paragraph of this Section 14, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Income Tax Act (Canada) apply.

SECTION 15 - GOVERNING LAWS

15.1.	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

SECTION 16 - EFFECTIVE DATE OF PLAN

16.1.

The Plan was approved by the Board on April 5, 2012 and shall take effect on April 5, 2012, subject to the acceptance of the Plan by the shareholders of the Corporation, the TSX and any other applicable regulatory authorities.

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